

Notice of 2015 Annual General Meeting of Shareholders

# Proxy Statement

**Your vote is important**
Please vote by using the Internet, the telephone
or by signing, dating and returning a proxy card

# An Invitation to Our Shareholders

Dear Fellow Invesco Shareholder:

You are cordially invited to attend the 2015 Annual General Meeting of Shareholders of Invesco Ltd., which will be held on Thursday, May 14, 2015, at 1:00 p.m., Eastern Time, in the Appalachians Room, 18th Floor, at Invesco's Global Headquarters, located at 1555 Peachtree Street N.E., Atlanta, Georgia 30309. Details of the business to be presented at the meeting can be found in the accompanying Notice of 2015 Annual General Meeting of Shareholders.

We are pleased to once again this year furnish proxy materials to our shareholders via the Internet. The e-proxy process expedites shareholders' receipt of proxy materials and lowers the costs and reduces the environmental impact of our Annual General Meeting. On March 27, 2015, we mailed to our shareholders a Notice of Internet Availability of Proxy Materials ("Notice"). The Notice contains instructions on how to access our 2015 Proxy Statement, Annual Report on Form 10-K and other soliciting materials and how to vote. The Notice also contains instructions on how you can request a paper copy of the Proxy Statement and Annual Report if you so desire.

**Your vote is important and we encourage you to vote promptly.** Whether or not you are able to attend the meeting in person, please follow the instructions contained in the Notice on how to vote via the Internet or via the toll-free telephone number, or request a paper proxy card to complete, sign and return by mail so that your shares may be voted.

On behalf of the Board of Directors, I extend our appreciation for your continued support.

Yours sincerely,

Ben F. Johnson III
Chairperson

**Proxy Statement Summary**
For a convenient overview of the matters to be voted on at our Annual General Meeting, see **Proxy Statement Summary** beginning on page 1.

**We are Committed to Strong Governance**
For more information regarding our corporate governance practices, see **Corporate Governance** beginning on page 12.

**Our Financial Results**
For detailed information regarding our financial results, see our 2014 Annual Report on Form 10-K available at http://ir.invesco.com.

# Notice of 2015 Annual General Meeting of Shareholders

To Our Shareholders:

The 2015 Annual General Meeting of Shareholders of Invesco Ltd. will be held at the following location and for the following purpose:

**When**  Thursday, May 14, 2015, at 1:00 p.m., Eastern Time

**Where**  Invesco's Global Headquarters
Appalachians Room, 18th Floor
1555 Peachtree Street N.E.
Atlanta, Georgia 30309

**Items of Business**
1 To elect four (4) directors to the Board of Directors to hold office until the annual general meeting of shareholders in 2016;

2 To hold an advisory vote to approve the company's executive compensation;

3 To appoint PricewaterhouseCoopers LLP as the company's independent registered public accounting firm for the fiscal year ending December 31, 2015; and

4 To consider and act upon such other business as may properly come before the meeting or any adjournment thereof.

During the Annual General Meeting, the audited consolidated financial statements for the fiscal year ended December 31, 2014 of Invesco will be presented.

**Who Can Vote**  Only holders of record of Invesco common shares on March 16, 2015 are entitled to notice of and to attend and vote at the Annual General Meeting and any adjournment or postponement thereof.

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**Review Your Proxy Statement and Vote in One of Four Ways:**

 **Via the Internet**
Visit the web site listed on your notice

 **By mail**
Sign, date and return a requested proxy card

 **By telephone**
Call the telephone number listed on your notice

 **In person**
Attend the Annual General Meeting in Atlanta, Georgia

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By Order of the Board of Directors,

Kevin M. Carome
Company Secretary
Atlanta, Georgia
March 27, 2015

# Table of Contents

# Proxy Statement Summary

## Our 2014 highlights

Achievements throughout 2014 enhanced our ability to deliver better outcomes and service to clients while further positioning the firm for long-term success. Invesco continued to achieve solid progress against our strategic imperatives, which enabled us to deliver strong, long-term investment performance and better outcomes to clients during 2014 that contributed to robust organic growth. Our focus on investment performance, our clients, the breadth of our investment capabilities and our business resulted in solid financial results that benefited our shareholders while further strengthening our competitive position.

### Financial Performance

| Annual Adjusted Operating Income[1] (y-o-y) | Annual Adjusted Operating Margin[1] | Annual Adjusted Diluted EPS[1] (y-o-y) | Return of Capital to Shareholders[2] |
|---|---|---|---|
| 15.7% ▲ | 41.4% | 17.8% ▲ | $694 Million |

1 Note regarding non-GAAP financial measures: The adjusted financial measures are all non-GAAP financial measures. See the information on pages 53 through 60 of our 2014 Annual Report on Form 10-K.
2 Return of capital to shareholders is calculated as dividends declared per share plus share repurchases during the year ended December 31, 2014.

### We continued to successfully execute our strategic imperatives for the benefit of clients and shareholders

We focus on four key strategic imperatives that are designed to further sharpen our focus on meeting client needs and strengthen our business over time for the benefit of shareholders. We have a robust multi-year planning process, and in 2014 we made significant progress against our strategic imperatives. For more information on our multi-year strategic imperatives and annual financial planning process, see Executive Compensation – Compensation discussion and analysis – Our multi-year strategic imperatives and annual operating plan.

| Our Strategic Imperatives | 2014 Achievements<br>A strong focus on delivering better outcomes to clients |
|---|---|
| **Achieve strong investment performance for the benefit of clients** |   <br>1-Year    3-Year    5-Year<br><br>– Delivered strong investment performance across our global franchise. Percent of actively managed ranked assets above benchmark over one, three and five years (as of Dec. 31, 2014) shown above (See Appendix A for important disclosures regarding AUM ranking) |
| **Be instrumental to our clients' success** | – Further expanded client access to our Invesco PowerShares offerings, with new ETFs launched in Canada and China<br>– Launched our multi-asset capability, Global Targeted Return, which achieved strong flows in its initial year of offering<br>– Further enhanced our range of robust fixed income capabilities, anchored by an expanded global fixed income center and key hires |
| **Harness the power of our global platform** | – Defined and began executing a strategy that will enhance our ability to market, distribute and grow key capabilities globally to meet client needs<br>– Significantly increased our investment in technology to support our global platform<br>– Further evolved our global trading platform to enhance our ability to deliever the best execution to clients |
| **Perpetuate a high-performance organization** | – Improved employee engagement across the firm. Our employee engagement exceeds the "high-performing company" and "global financial services company" norms – relevant benchmarking provided by our employee survey provider, Towers Watson<br>– Invesco named a "Best Places to Work in Money Management" by Pensions and Investments magazine for the third year in a row<br>– Continued to broaden the use of our enterprise support centers to operate more effectively and efficiently across our global business |

## Enhancements to our executive compensation program

At the 2014 Annual General Meeting of Shareholders, 84.1% of the votes cast were in favor of the advisory proposal to approve our NEO compensation. During 2014 and early 2015, we actively sought feedback on our compensation programs from our largest shareholders. The committee made a number of enhancements to the executive compensation program in response to shareholder feedback and the committee's review of the compensation market.

| | |
|---|---|
| **Higher percentage of performance-based awards** | **The portion of long-term equity awards granted for 2014 subject to achievement of performance measures was increased from 30% to 50%.** The committee determined this continues to strengthen alignment of our executive officers' compensation with client interests and shareholder success and is consistent with market practice. |
| **More rigorous performance objectives** | **More rigorous adjusted operating margin and adjusted diluted EPS performance objectives are applied to the performance-based awards granted for 2014.** The committee made this enhancement in tandem with increasing the percentage of long-term equity awards subject to performance measures to continue to strengthen alignment of our executive officers' compensation with client interests and shareholder success. See **Our variable incentive compensation – Our long-term equity awards** below for additional details. |
| **CEO compensation cap** | **The chief executive officer's total compensation may not exceed $25 million for 2015, with actual pay expected to be below that level.** The committee believes this enhancement supports best practices and is consistent with market practice. |
| **Enhanced executive compensation program disclosure** | **Provide more clarity on executive compensation program in our proxy statement through disclosure focusing on multi-year strategic planning process and multi-year results versus peers.** This provides further clarity on our compensation practices and the judicious use of discretion by our compensation committee, which benefits our shareholders. |
| **Minimum vesting for equity awards** | **The global equity incentive plan was amended to provide for a minimum vesting period of two years for equity awards.** The committee believes this enhancement benefits our shareholders by ensuring the value of the award is tied to long-term price performance, supports best practices and is consistent with market practice. |
| **Share recycling prohibition** | **The global equity incentive plan was amended to prohibit share recycling for future grants of stock options and stock appreciation rights.** The committee believes this enhancement benefits our shareholders by limiting potential dilution, supports best practices and is consistent with market practice. |

## Matters for shareholder voting

At this year's Annual General Meeting, we are asking our shareholders to vote on the following matters:

| Proposal | Board Vote Recommendation | For More Information, see: |
|---|---|---|
| 1 Election of Directors | FOR | See further below in this summary and pages 5 through 11 for information on the nominees |
| 2 Advisory Vote to Approve the Company's Executive Compensation | FOR | See page 58 for details |
| 3 Appointment of PricewaterhouseCoopers LLP for 2015 | FOR | See page 59 for details |

## Election of directors

You are being asked to cast votes for four directors, Messrs. Martin L. Flanagan, C. Robert Henrikson, Ben F. Johnson III and Sir Nigel Sheinwald, each for a one-year term expiring in 2016. This proposal requires the affirmative vote of a majority of votes cast at the Annual General Meeting. Immediately below is information regarding directors standing for election, directors continuing in office and our retiring director.

**Key: A** – Audit  **C** – Compensation  **NCG** – Nomination and Corporate Governance  **M** – Member  **Ch** – Chairperson

| | Name | Age | Director Since | Independent | Other Public Boards | Committee Memberships | | | Occupation and Director Qualifications |
|---|---|---|---|---|---|---|---|---|---|
| | | | | | | A | C | NCG | |
| **Director Nominees** | Martin L. Flanagan | 54 | 2005 | – | 0 | – | – | – | – President and CEO, Invesco Ltd. <br> – Relevant industry experience <br> – Financial and accounting expertise |
| | C. Robert Henrikson | 67 | 2012 | ✓ | 1 | M | Ch | M | – Former President and CEO, MetLife, Inc. and Metropolitan Life Insurance Company <br> – Relevant industry experience <br> – Public company board experience |
| | Ben F. Johnson III | 71 | 2009 | ✓ | 0 | M | M | M | – Former Managing Partner, Alston & Bird LLP <br> – Executive leadership <br> – Corporate governance and legal expertise <br> – Civic and private company board leadership |
| | Sir Nigel Sheinwald[1] | 61 | – | ✓ | 1 | – | – | – | – Former Senior Diplomat, Her Majesty's Diplomatic Service <br> – Global and governmental experience <br> – Public company board experience |
| **Directors Continuing in Office** | Joseph R. Canion | 70 | 1997 | ✓ | 0 | – | – | Ch | – Former CEO, Compaq Computer Corporation; Former Chairman Insource Technology Group <br> – Global business experience <br> – Relevant industry experience <br> – Information technology industry experience |
| | Denis Kessler | 63 | 2002 | ✓ | 2 | M | M | M | – Chairman and CEO, SCOR SE <br> – Relevant industry experience <br> – Global business experience <br> – Public company board experience |
| | Edward P. Lawrence | 73 | 2004 | ✓ | 0 | M | M | M | – Former Partner, Ropes & Gray LLP <br> – Legal and regulatory expertise <br> – Relevant industry experience |
| | G. Richard Wagoner, Jr. | 62 | 2013 | ✓ | 1 | M | M | M | – Former Chairman and CEO, General Motors Corporation <br> – Global business experience <br> – Financial and accounting expertise <br> – Public company board experience |
| | Phoebe A. Wood | 61 | 2010 | ✓ | 3 | Ch[2] | M | M | – Principal, Companies Wood, Former Vice Chairman and CFO, Brown-Forman Corporation <br> – Executive leadership <br> – Financial and accounting expertise <br> – Public company board experience |
| **Retiring Director** | J. Thomas Presby | 75 | 2005 | ✓ | 3 | Ch | – | M | – Former Partner, Deloitte LLP <br> – Executive leadership <br> – Financial and accounting expertise <br> – Public company board experience |

Mr. Presby has not been nominated for re-election to the Board because he has reached the mandatory retirement age.

1 Sir Nigel Sheinwald is a new nominee to the Board of Directors, and his service on the Board and each of its committees will commence upon his election at the 2015 Annual General Meeting of Shareholders.
2 Commencing at the conclusion of the 2015 Annual General Meeting of Shareholders

## Governance highlights

| | |
|---|---|
| **Independence** | – 8 of our 9 directors are independent.<br>– Our chief executive officer is the only management director.<br>– All of our Board committees are composed exclusively of independent directors. |
| **Independent Chairperson** | – We have an independent Chairperson of our Board of Directors, selected by the independent directors.<br>– The Chairperson serves as liaison between management and the other independent directors. |
| **Executive Sessions** | – The independent directors regularly meet in private without management.<br>– The Chairperson presides at these executive sessions. |
| **Board Oversight of Risk Management** | – Our Board has principal responsibility for oversight of the company's risk management process and understanding of the overall risk profile of the company. |
| **Share Ownership Requirements** | – Our non-executive directors must hold at least 18,000 shares of Invesco common stock within seven years of joining the Board.<br>– Our chief executive officer must hold at least 250,000 shares of Invesco common stock.<br>– All other executive officers must hold at least 100,000 shares of Invesco common stock. |
| **Board Practices** | – Our Board annually reviews its effectiveness as a group, responding to a questionnaire and one-on-one interviews coordinated by an independent external legal advisor that reports results of the annual review to the Board.<br>– Nomination policies are adjusted as needed to ensure that our Board as a whole continues to reflect the appropriate mix of skills and experience.<br>– Directors may not stand for election after age 75. |
| **Accountability** | – Directors must be elected by a majority of votes cast.<br>– In 2014, shareholders approved a phased-in declassification for our Board, which will be completed by the 2017 Annual General Meeting of Shareholders. Beginning with the 2015 Annual General Meeting, upon the expiration of each director's term, additional terms served by the director or his or her successor will be one-year terms. |

**Additional information regarding the annual general meeting**
Please see **General Information Regarding the Annual General Meeting** beginning on page 62 for important additional information regarding the Annual General Meeting.

Please review the entire Proxy Statement and the company's 2014 Annual Report on Form 10-K before voting.

# Proxy Statement

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Invesco Ltd. ("Board" or "Board of Directors") for the Annual General Meeting to be held on Thursday, May 14, 2015, at 1:00 p.m. Eastern Time. In this Proxy Statement, we may refer to Invesco Ltd. as the "company," "Invesco," "we," "us" or "our."

# Proposal No. 1 – Election of Directors

The Board currently has nine directors and is divided into three classes (see below for information on our Board declassification), and our Class II directors are serving a term of office expiring at the 2015 Annual General Meeting. A director holds office until the annual general meeting of shareholders for the year in which his or her term expires, and until such director's successor has been duly elected and qualified or until such director is removed from office under our Bye-Laws or such director's office is otherwise earlier vacated. At the 2014 Annual General Meeting of Shareholders, our shareholders approved a phased-in declassification of our Board of Directors, which will be completed by the 2017 Annual General Meeting of Shareholders. Beginning with the 2015 Annual General Meeting, upon the expiration of each director's term, additional terms served by the director or his or her successor will be one-year terms.

The Board has nominated Messrs. Martin L. Flanagan, C. Robert Henrikson, Ben F. Johnson III and Sir Nigel Sheinwald for election as directors of the company for a term ending at the 2016 Annual General Meeting. Mr. Thomas Presby has not been nominated for re-election because he has reached the mandatory retirement age.

Messrs. Flanagan, Henrikson and Johnson are current directors of the company. Sir Nigel Sheinwald, a former senior British diplomat in Her Majesty's Diplomatic Service, is a new director nominee. The Board is excited to welcome Sir Nigel to its membership following the 2015 Annual General Meeting and believes Sir Nigel possesses the skills and qualifications to make a significant contribution to our Board. Further information regarding the nominees is shown on the following pages. Each nominee has indicated to the company that he would serve if elected. We do not anticipate that Messrs. Flanagan, Henrikson, Johnson or Sheinwald would be unable to stand for election, but if that were to happen, the Board may reduce the size of the Board, designate a substitute or leave a vacancy unfilled. If a substitute is designated, proxies voting on the original director candidate will be cast for the substituted candidate.

Under our Bye-Laws, at any general meeting held for the purpose of electing directors at which a quorum is present, each director nominee receiving a majority of the votes cast at the meeting will be elected as a director. If a nominee for director who is an incumbent director is not elected and no successor has been elected at the meeting, the director is required under our Bye-Laws to submit his or her resignation as a director. Our Nomination and Corporate Governance Committee would then make a recommendation to the full Board on whether to accept or reject the resignation. If the resignation is not accepted by the Board, the director will continue to serve until the next annual general meeting and until his or her successor is duly elected, or his or her earlier resignation or removal. If the director's resignation is accepted by the Board, then the Board may fill the vacancy. However, if the number of nominees exceeds the number of positions available for the election of directors, the directors so elected shall be those nominees who have received the greatest number of votes and at least a majority of the votes cast in person or by proxy.

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**Recommendation of the board**
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE ELECTION TO THE BOARD OF EACH OF THE DIRECTOR NOMINEES. This proposal requires the affirmative vote of a majority of votes cast at the Annual General Meeting.

# Information about Director Nominees and Directors Continuing in Office

Listed below are the names, ages as of March 27, 2015, and principal occupations for the past five years of the director nominees and directors continuing in office.

## Director nominees for 2015



**Martin L. Flanagan**
Director, President and
Chief Executive Officer

Age 54
Director since 2005

### Martin L Flanagan

Martin Flanagan has been a director and President and Chief Executive Officer of Invesco since August 2005. He is also a trustee and vice-chairperson of the Invesco Funds. Mr. Flanagan joined Invesco from Franklin Resources, Inc., where he was president and co-chief executive officer from January 2004 to July 2005. Previously he had been Franklin's co-president from May 2003 to January 2004, chief operating officer and chief financial officer from November 1999 to May 2003, and senior vice president and chief financial officer from 1993 until November 1999. Mr. Flanagan served as director, executive vice president and chief operating officer of Templeton, Galbraith & Hansberger, Ltd. before its acquisition by Franklin in 1992. Before joining Templeton in 1983, he worked with Arthur Andersen & Co. Mr. Flanagan earned a B.A. and BBA from Southern Methodist University (SMU). He serves on the Board of Governors and as a member of the Executive Committee for the Investment Company Institute, and is a former chairperson. He also serves as a member of the executive board at the SMU Cox School of Business and is involved in a number of civic activities in Atlanta.

### Director qualifications:

- **Public company CEO, relevant industry experience:** Mr. Flanagan has spent over 30 years in the investment management industry, including roles as an investment professional and a series of executive management positions in business integration, strategic planning, investment operations, shareholder services and finance, with over eleven years spent as a chief executive officer. Through his decades of involvement, including as former chairperson of our industry's principal trade association, the Investment Company Institute, he has amassed a broad understanding of the larger context of investment management that has guided the Board during many critical junctures.

- **Financial and accounting expertise:** Mr. Flanagan obtained extensive financial accounting experience with a major international accounting firm and serving as chief financial officer of Franklin Resources. He is a chartered financial analyst and certified public accountant.



**C. Robert Henrikson**
Non-Executive Director

Age 67
Director since 2012

### C. Robert Henrikson

Robert Henrikson has served as a non-executive director of our company since January 2012. Mr. Henrikson was president and chief executive officer of MetLife, Inc. and Metropolitan Life Insurance Company from March 2006 through May 2011, and he served as a director of MetLife, Inc. from April 2005, and as chairman from April 2006 through December 31, 2011. During his more than 39-year career with MetLife, Inc., Mr. Henrikson held a number of senior positions in that company's individual, group and pension businesses. Mr. Henrikson is a former chairman of the American Council of Life Insurers, a former chairman of the Financial Services Forum, a director emeritus of the American Benefits Council and a former member of the President's Export Council. Mr. Henrikson also serves as chairman of the board of the S.S. Huebner Foundation for Insurance Education, as a member of the boards of trustees of Emory University and Indian Springs School and a member of the board of directors of Americares. Mr. Henrikson earned a bachelor's degree from the University of Pennsylvania and a law degree from Emory University School of Law. In addition, he is a graduate of the Wharton School's Advanced Management Program.

### Board committees

Audit, Compensation (chairperson) and Nomination and Corporate Governance

### Director qualifications

- **Former public company CEO, relevant industry experience:** Mr. Henrikson's more than 39 years of experience in the financial services industry, which includes diverse positions of increasing responsibility leading to his role as chief executive officer of MetLife, Inc., have provided him with an in-depth understanding of our industry.
- **Public company board experience:** Mr. Henrikson currently serves on the Board of Directors of Swiss Re (chairman of the compensation committee, member of the chairman's and governance committee and the finance and risk committee). Until 2011, Mr. Henrikson served as the chairperson of the board of MetLife, Inc.



**Ben F. Johnson III**
Chairperson and
Non-Executive Director

Age 71
Director since 2009

### Ben F. Johnson III

Ben Johnson has served as Chairperson of our company since May 2014 and as a non-executive director of our company since January 2009. Mr. Johnson served as the managing partner at Alston & Bird LLP from 1997 to 2008. He was named a partner at Alston & Bird in 1976, having joined the firm in 1971. He received his B.A. degree from Emory University and his J.D. degree from Harvard Law School.

### Board committees

Audit, Compensation and Nomination and Corporate Governance

### Director qualifications:

- **Executive leadership, corporate governance, legal expertise:** Mr. Johnson brings to the Board more than a decade of experience leading one of the largest law firms in Atlanta, Georgia, where Invesco was founded and grew to prominence. His more than 30-year career as one of the region's leading business litigators has given Mr. Johnson deep experience of the types of business and legal issues that are regularly faced by large public companies such as Invesco.
- **Civic and private company board leadership:** Mr. Johnson currently serves as chair of the board of trustees of Atlanta's Woodward Academy and is the immediate past chair of the board of trustees of Emory University, a position he held from 2000-2013. Mr. Johnson also serves as a trustee of The Carter Center and the Charles Loridans Foundation. He is the chairperson and a non-executive director of Summit Industries, Inc.



**Sir Nigel Sheinwald**
Non-Executive Director
Nominee

Age 61

### Sir Nigel Sheinwald

Sir Nigel Sheinwald was a senior British diplomat who served as British Ambassador to the United States from 2007 to 2012, before retiring from Her Majesty's Diplomatic Service. Prior to this, he served as Foreign Policy and Defence Adviser to the Prime Minister from 2003 to 2007. He served as British Ambassador and Permanent Representative to the European Union in Brussels from 2000 to 2003. Sir Nigel joined the Diplomatic Service in 1976 and served in Brussels, Washington, Moscow, and in a wide range of policy roles in London. In 2014, Sir Nigel was appointed by the Prime Minister as Special Envoy on intelligence and law enforcement data sharing, to lead the effort to improve access to and sharing of law enforcement and intelligence data across international jurisdictions. Sir Nigel also serves as a senior advisor to the Universal Music Group, a non-executive director of the Innovia Group and a visiting professor and member of the Council at King's College, London. In addition, Sir Nigel serves on the Advisory Boards of the Ditchley Foundation, BritishAmerican Business, Business for New Europe and the Campaign for British Influence in Europe. He is an Honorary Bencher of the Middle Temple. Sir Nigel received his M.A. degree from Balliol College, University of Oxford, where he is now an Honorary Fellow.

### Director qualifications:

- **Global and governmental experience:** Sir Nigel will bring unique global and governmental perspectives to the Board's deliberations through his more than 35 years of service in Her Majesty's Diplomatic Service. His extensive experience leading key international negotiations and policy initiatives, advising senior members of government and working closely with international businesses positions him well to counsel our Board and senior management on a wide range of issues facing Invesco. In particular, Sir Nigel's experience in the British Government will be an invaluable resource for advising the Board with respect to the many challenges and opportunities relating to regulatory affairs and government relations.
- **Public company board experience:** Sir Nigel currently serves on the Board of Directors of Royal Dutch Shell plc (member of the Corporate and Social Responsibility Committee).

## Directors continuing in office - Term expiring in 2016



**Joseph R. Canion**
Non-Executive Director

Age 70
Director since 1997

### Joseph R. Canion

Joseph Canion has served as a non-executive director of our company since 1997 and was a director of a predecessor constituent company (AIM Investments) from 1993 to 1997, when Invesco acquired that entity. Mr. Canion has been a leading figure in the technology industry after co-founding Compaq Computer Corporation in 1982 and serving as its chief executive officer from 1982 to 1991. He also founded Insource Technology Group in 1992 and served as its chairman until September 2006. Mr. Canion received a B.S. and M.S. in electrical engineering from the University of Houston. He is on the board of directors of ChaCha Search, Inc. and Houston Methodist Research Institute. From 2008 to 2011 he was a member of the board of Auditude.

### Board committees
Nomination and Corporate Governance (chairperson)

### Director qualifications:

■ **Former public company CEO, global business experience:** Mr. Canion has notable experience as an entrepreneur, having co-founded a business that grew into a major international technology company. We believe that his experience guiding a company throughout the entirety of its business lifecycle has given him a wide-ranging understanding of the types of issues faced by public companies.

■ **Relevant industry experience:** Mr. Canion has extensive service as a board member within the investment management industry, having also served as a director of AIM Investments, a leading U.S. mutual fund manager, from 1991 through 1997 when Invesco acquired AIM.

■ **Information technology industry experience:** Mr. Canion has been a leading figure in the technology industry after co-founding Compaq Computer Corporation and founding Insource Technology Group.



**Edward P. Lawrence**
Non-Executive Director

Age 73
Director since 2004

### Edward P. Lawrence

Edward Lawrence has served as a non-executive director of our company since October 2004. He was a partner of Ropes & Gray, a Boston law firm, from 1976 through 2007. He currently is a retired partner of Ropes & Gray and a member of the investment committee of the firm's trust department. Mr. Lawrence is a graduate of Harvard College and earned a J.D. from Columbia University Law School. He is chairman of Partners Health Care System, Inc. and chairman of Dana-Farber Partners Cancer Center. From 1995 to 2011 he was a trustee (and chairman from 1999 to 2008) of the Board of the Massachusetts General Hospital and was a trustee of McLean Hospital in Belmont, Massachusetts from 2000 to 2011.

### Board committees
Audit, Compensation and Nomination and Corporate Governance

### Director qualifications:

■ **Legal and regulatory expertise:** Mr. Lawrence has over thirty years of experience as a corporate and business lawyer in a major Boston law firm, which has given him a very substantial understanding of the business issues facing large financial services companies such as Invesco. In particular, Mr. Lawrence specialized in issues arising under the Investment Company Act of 1940 and the Investment Advisers Act of 1940 which provide the Federal legal framework for the company's U.S. investment management business. This background gives Mr. Lawrence an understanding of the potential legal ramifications of Board decisions which is particularly valuable to the Board's functioning on many of the decisions it is called upon to take.

■ **Relevant industry experience:** As a member of his law firm's trust investment practice and as member of investment committees of numerous entities, Mr. Lawrence also has had frequent interaction with investment advisers located throughout the country, giving him an opportunity to view a wide range of investment styles and practices.



**Phoebe A. Wood**
Non-Executive Director

Age 61
Director since 2010

## Phoebe A. Wood

Phoebe Wood has served as a non-executive director of our company since January 2010. She is currently a principal at CompaniesWood and served as vice chairman, chief financial officer and in other capacities at Brown-Forman Corporation from 2001 until her retirement in 2008. Prior to Brown-Forman, Ms. Wood was vice president, chief financial officer and a director of Propel Corporation (a subsidiary of Motorola) from 2000 to 2001. Previously, Ms. Wood served in various capacities during her tenure at Atlantic Richfield Company (ARCO) from 1976 to 2000. Ms. Wood currently serves on the boards of trustees for the University of Louisville, the Gheens Foundation and the American Printing House for the Blind. From 2001 to 2011 Ms. Wood was a member of the board of trustees for Smith College. Ms. Wood received her A.B. degree from Smith College and her M.B.A. from University of California Los Angeles.

### Board committees
Audit (chairperson effective as of the close of the 2015 Annual General Meeting of Shareholders), Compensation and Nomination and Corporate Governance

### Director qualifications:

- **Executive leadership:** Ms. Wood has extensive experience as both a director and a member of senior financial management of public companies in a variety of industries.
- **Financial and accounting expertise:** Ms. Wood has significant accounting, financial and business expertise, making her a particularly valuable addition to our directors' mix of skills, and she has been designated as one of our audit committee's financial experts, as defined under rules of the Securities and Exchange Commission ("SEC").
- **Public company board experience:** Ms. Wood serves on the following boards: Leggett & Platt, Incorporated (compensation committee), Coca-Cola Enterprises Inc. (audit, corporate responsibility and sustainability, and affiliated transaction committees) and Pioneer Natural Resources Company (audit and nominating and corporate governance committees).

## Directors continuing in office - Term expiring in 2017



**Denis Kessler**
Non-Executive Director

Age 63
Director since 2002

## Denis Kessler

Denis Kessler has served as a non-executive director of our company since March 2002. Mr. Kessler is chairman and chief executive officer of SCOR SE. Prior to joining the SCOR group, Mr. Kessler was chairman of the French Insurance Federation, senior executive vice president of the AXA Group and executive vice chairman of the French Business Confederation. Mr. Kessler is a graduate of École des Hautes Études Commerciales (HEC Paris). He holds a Doctorat d'Etat of the University of Paris. He is a Doctor Honoris Causa from the Moscow Academy of Finance and the University of Montreal and is a member of the "Insurance Hall of Fame" of the International Insurance Society. He previously served as a member of the supervisory board of Yam Invest N.V. from 2008 until 2014, a privately-held company, and currently serves as a global counsellor of The Conference Board.

### Board committees
Audit, Compensation and Nomination and Corporate Governance

### Director qualifications:

- **Public company CEO, relevant industry experience:** Mr. Kessler's experience as an economist and chief executive of a major global reinsurance company have combined to give him valuable insight into both the investment management industry's macro-economic positioning over the long term as well as our company's particular challenges within that industry.
- **Global business experience:** Mr. Kessler's experience as a director of a variety of international public companies in several industries has enabled him to provide effective counsel to our Board on many issues of concern to our management.
- **Public company board experience:** Mr. Kessler currently serves on the boards of SCOR SE and BNP Paribas SA. He previously served on the boards of directors of Bollore from 1999 until 2013, Fonds Strategique d'Investissement from 2008 until 2013 and Dassault Aviation from 2003 until 2014.



**G. Richard Wagoner, Jr.**
Non-Executive Director

Age 62
Director since 2013

## G. Richard Wagoner, Jr.

G. Richard ("Rick") Wagoner, Jr. has served as a non-executive director of our company since October 2013. Mr. Wagoner served as chairman and chief executive officer of General Motors Corporation ("GM") from May 2003 through March 2009, and had been president and chief executive officer since June 2000. Prior positions held at GM during his 32-year career with that company include executive vice president and president of North American operations, executive vice president, chief financial officer and head of worldwide purchasing, and president and managing director of General Motors do Brasil. On June 1, 2009, GM and its affiliates filed voluntary petitions in the United States Bankruptcy Court for the Southern District of New York, seeking relief under Chapter 11 of the U.S. Bankruptcy Code. Mr. Wagoner was not an executive officer or director of GM at the time of that filing. Mr. Wagoner is a member of the board of directors several privately-held companies. In addition, he is a member of the advisory boards of AEA Investors and Jefferies Investment Banking and Capital Markets Group, and he advises a number of start-up and early-stage ventures. Mr. Wagoner is a member of the board of visitors of Virginia Commonwealth University, chair of the Duke Kunshan University Advisory Board and a member of Duke University's Fuqua School of Business Advisory Board. He is a member of the mayor of Shanghai, China's International Business Leaders Advisory Council. Mr. Wagoner received his B.A. from Duke University and his M.B.A. from Harvard University.

### Board committees
Audit, Compensation and Nomination and Corporate Governance

### Director qualifications:

- **Former public company CEO, global business experience:** Mr. Wagoner brings to the Board valuable business, leadership and management insights into driving strategic direction and international operations gained from his 32-year career with GM.
- **Financial and accounting expertise:** Mr. Wagoner also brings significant experience in public company financial reporting and corporate governance matters gained through his service with other public companies. He has been designated as one of our audit committee's financial experts, as defined under rules of the SEC.
- **Public company board experience:** Mr. Wagoner currently serves on the Board of Graham Holdings Company.

## Retiring director



**J. Thomas Presby**
Non-Executive Director

Age 75
Director since 2005

## J. Thomas Presby

Thomas Presby has served as a non-executive director of our company since November 2005 and as chairman of the Audit Committee since April 2006. Over a period of thirty years as a partner at Deloitte LLP, he held many positions in the U.S. and abroad, including global deputy chairman and chief operating officer. He is a board member of the New York chapter of the National Association of Corporate Directors. He previously served as a trustee of Montclair State University and Rutgers University and as a director and chairman of the audit committee of The German Marshall Fund of the USA. He received a B.S. in electrical engineering from Rutgers University and an MBA degree from the Carnegie Mellon University Graduate School of Business. Mr. Presby is a certified public accountant in New York and Ohio and a holder of the NACD Certificate of Director Education. He was named by the National Association of Corporate Directors as one of the "Top 100" directors of 2011.

### Board committees
Audit (chairperson) and Nomination and Corporate Governance

**Director qualifications:**

- **Financial and accounting expertise and executive leadership:** Mr. Presby has amassed considerable experience at the highest levels of finance and accounting, having served for three decades as a partner, as well as in positions of senior management (including chief operating officer), at one of the world's largest accounting firms. In keeping with his experience, Mr. Presby has been sought by leading companies in a variety of industries to chair the audit committee, a role which he also fulfills for Invesco, where he is additionally recognized by the Board as one of our audit committee financial experts as defined under rules of the SEC.

- **Public company board experience:** Mr. Presby currently serves on the following boards: First Solar, Inc., World Fuel Services Corp. and ExamWorks Group Inc. From 2003 to 2009, Mr. Presby was a director of Turbochef Technologies, Inc., from 2005 to 2011 he was a director of American Eagle Outfitters, Inc., and from 2003 to 2012 he was a director of Tiffany & Co.

## Director independence

For a director to be considered independent, the Board must affirmatively determine that the director does not have any material relationship with the company either directly or as a partner, shareholder or officer of an organization that has a relationship with the company. Such determinations are made and disclosed according to applicable rules established by the New York Stock Exchange ("NYSE") or other applicable rules. In accordance with the rules of the NYSE, the Board has affirmatively determined that it is currently composed of a majority of independent directors, and that the following current directors are independent and do not have a material relationship with the company: Joseph R. Canion, C. Robert Henrikson, Ben F. Johnson III, Denis Kessler, Edward P. Lawrence, J. Thomas Presby, G. Richard Wagoner, Jr. and Phoebe A. Wood. In addition, the Board has determined that upon his election, Sir Nigel Sheinwald will be an independent director.

**Director Tenure**



| | |
|---|---|
| +10 years | 3 |
| 6-10 years | 3 |
| 1-5 years | 3 |

## Director tenure

The tenure of our directors ranges from one to over seventeen years, and they contribute a wide range of knowledge, skills and experience as illustrated in their individual biographies. We believe the tenure of the members of our Board of Directors provides the appropriate balance of expertise, experience, continuity and perspective to our board to serve the best interests of our shareholders.

# Corporate Governance

The Board has adopted
Corporate Governance
Guidelines

## Corporate governance guidelines

The Board has adopted Corporate Governance Guidelines ("Guidelines") and Terms of Reference for our Chairperson and for our Chief Executive Officer, each of which is available in the corporate governance section of the company's Web site at www.invesco.com (the "company's Web site"). The Guidelines set forth the practices the Board follows with respect to, among other matters, the composition of the Board, director responsibilities, Board committees, director access to officers, employees and independent advisors, director compensation and performance evaluation of the Board.

The Board is elected by the shareholders to oversee our management team and to assure that the long-term interests of the shareholders are being served.

## Board leadership structure

As described in the Guidelines, the company's business is conducted day-to-day by its officers, managers and employees, under the direction of the Chief Executive Officer and the oversight of the Board, to enhance the long-term value of the company for its shareholders. The Board is elected by the shareholders to oversee our management team and to assure that the long-term interests of the shareholders are being served. In light of these differences in the fundamental roles of the Board and management, the company has chosen to separate the Chief Executive Officer and Board chairperson positions. The separation of these roles: (i) allows the Board to more effectively monitor and objectively evaluate the performance of the Chief Executive Officer, such that the Chief Executive Officer is more likely to be held accountable for his performance, (ii) allows the non-executive chairperson to control the Board's agenda and information flow, and (iii) creates an atmosphere in which other directors are more likely to challenge the Chief Executive Officer and other members of our senior management team. For these reasons, the company believes that this board leadership structure is currently the most appropriate structure for the company. Nevertheless, the Board may reassess the appropriateness of the existing structure at any time, including following changes in board composition, in management, or in the character of the company's business and operations.

Our Board has approved a Code of Conduct and Directors' Code of Conduct

## Code of conduct and directors' code of conduct

As part of our ethics and compliance program, our Board has approved a code of ethics (the "Code of Conduct") that applies to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions, as well as to our other officers and employees. The Code of Conduct is posted on the company's Web site. In addition, we have adopted a separate Directors' Code of Conduct that applies to all members of the Board. We intend to satisfy the disclosure requirement regarding any amendment to, or a waiver of, a provision of the Code of Conduct for our directors and executive officers by posting such information on the company's Web site. The company maintains a compliance reporting line, where employees and individuals outside the company can anonymously submit a complaint or concern regarding compliance with applicable laws, rules or regulations, the Code of Conduct, as well as accounting, auditing, ethical or other concerns.

## Board's role in risk oversight

The Board has principal responsibility for oversight of the company's risk management processes and for understanding the overall risk profile of the company. Though Board committees routinely address specific risks and risk processes within their purview, the Board has not delegated primary risk oversight responsibility to a committee.

Our risk management framework provides the basis for consistent and meaningful risk dialogue up, down and across the company. Our Global Performance Measurement and Risk Group assesses core investment risks. Our Corporate Risk Management Committee assesses strategic, operational and all other business risks. A network of business unit, functional and geographic risk management committees under the auspices of the Corporate Risk Management Committee maintains an ongoing risk assessment process that provides a bottom-

up perspective on the specific risk areas existing in various domains of our business. As a result of our efforts in this area, Standard & Poor's Ratings Services has designated our enterprise risk management rating as "strong."

At each Board meeting, the Board reviews and discusses with senior management information pertaining to risk provided by the Global Performance Measurement and Risk Group and the Corporate Risk Management Committee.

**Our Risk Management Framework**


Board of Directors
Executive Management Team
Risk Areas of Focus
Investment
Credit/Asset/Liability
Financial
Operational
Business
Global Performance Measurement and Risk Group
Corporate Risk Management Committee
Investment Risk Management
Business/Operational Risk Management
Compliance and Internal Audit

At each Board meeting, the Board reviews and discusses with senior management information pertaining to risk provided by the Global Performance Measurement and Risk Group and the Corporate Risk Management Committee. In these sessions senior management reviews and discusses with the Board the most significant risks facing the company. The Board has also reviewed and approved risk tolerance guidelines. By receiving these regular reports, the Board maintains a practical understanding of the risk philosophy and risk tolerance of the company. In addition, Board and committee agenda items on various topics regarding our business include discussion on risks inherent in our business. Through this regular and consistent risk communication, the Board has reasonable assurance that all material risks of the company are being addressed and that the company is propagating a risk-aware culture in which effective risk management is built into the fabric of the business.

In addition, the Compensation Committee annually assesses the risks of our compensation policies and practices for all employees. The Compensation Committee has concluded our policies and practices do not create risks that are reasonably likely to have a material adverse effect on the company. In reaching this conclusion, the Compensation Committee considered the input of a working group comprised of representatives from our human resources and risk management departments that reviewed each of Invesco's compensation plans who determined that none of our compensation policies or practices were reasonably likely to have a material adverse effect on the Company.

Invesco's compensation programs are designed to reward success over the long-term and protect against undue, short-term rewards and incentives for inappropriate risk taking. Examples of risk mitigation in compensation program design include:

- The Compensation Committee considers several performance metrics in establishing the company-wide annual incentive pool each year, so no one metric creates an undue reward that might encourage excessive risk taking;
- Investment professional bonus plans generally have multi-year measurement periods, caps on earnings and discretionary components;
- Sales and commission plans generally contain multiple performance measures and discretionary elements; and
- Executives receive a substantial portion of compensation in the form of long-term equity that vests over a four year period, and a significant portion of the long-term equity awards vest only upon the achievement of financial performance measures that must be certified by the Compensation Committee and are subject to a clawback. Executives are also subject to our stock ownership policy.

The Audit Committee routinely receives reports from the control functions of finance, legal and compliance and internal audit. The Head of Internal Audit reports to the Chairperson of the Audit Committee. The Audit Committee oversees the internal audit function's planning and resource allocation in a manner designed to ensure testing of controls and other internal audit activities are appropriately prioritized in a risk-based manner. The Audit Committee also seeks to assure that appropriate risk-based inputs from management and internal audit are communicated to the company's independent public auditors.

The Board, with the assistance of the Nomination and Corporate Governance Committee, annually reviews its own performance.

## Board's annual performance evaluation

As part of its annual performance evaluation, the Board engages independent external counsel to coordinate the Board's self assessment by its members. External counsel prepares a questionnaire for our directors, performs one-on-one interviews with directors and prepares a report for the Board's review. External counsel presents the report to the Board, and the Board discusses the evaluation to determine what action, if any, could improve Board and committee performance.

# Information About the Board and Its Committees

## Board meetings and annual general meeting of shareholders

During the calendar year ended December 31, 2014, the Board held eleven (11) meetings (not including committee meetings). Each director attended at least seventy-five percent (75%) of the aggregate of the total number of meetings held by the Board and the total number of meetings held by all committees of the Board on which he or she served during 2014. The Board does not have a formal policy regarding Board member attendance at shareholder meetings. Nine of our eleven directors then in office attended the 2014 Annual General Meeting. Those not attending the meeting were unable to be present due to travel schedules. The non-executive directors (those directors who are not officers or employees of the company) meet in executive session generally quarterly and at least once per year during a regularly scheduled Board meeting without management. Ben F. Johnson III, our chairperson and a non-executive and independent director, presides at the executive sessions of the non-executive directors.

## Committee membership and meetings

The current committees of the Board are the Audit Committee, the Compensation Committee and the Nomination and Corporate Governance Committee. The table below provides current membership information.

**Committee Membership**

M − Member     Ch − Chairperson

| Name | Audit | Compensation | Nomination and Corporate Governance |
|---|---|---|---|
| Joseph R. Canion | − | − | Ch |
| Martin L. Flanagan | − | − | − |
| C. Robert Henrikson | M | Ch | M |
| Ben F. Johnson III | M | M | M |
| Denis Kessler | M | M | M |
| Edward P. Lawrence | M | M | M |
| J. Thomas Presby | Ch[1] | − | M |
| G. Richard Wagoner, Jr. | M | M | M |
| Phoebe A. Wood | Ch[1] | M | M |

1 Mr. Presby has not been nominated for re-election at the 2015 Annual General Meeting because he has reached the mandatory retirement age. The Board has appointed Ms. Wood to serve as chairperson of the Audit Committee following the expiration of Mr. Presby's term at the conclusion of this year's Annual General Meeting.

Below is a description of each committee of the Board. The Board has affirmatively determined that each committee consists entirely of independent directors according to applicable NYSE rules and rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

## The Audit Committee

The Audit Committee is chaired by Mr. Presby and consists additionally of Messrs. Henrikson, Johnson, Kessler, Lawrence, Wagoner and Ms. Wood. The committee met ten (10) times during 2014. (The frequency of the committee's meetings is due to its practice of separately considering certain matters, such as pre-filing review of quarterly reports, among others, in order to devote ample time for discussion and consideration.) Ms. Wood has been appointed as chairperson of the committee, effective upon the close of the 2015 Annual General Meeting. Under its charter, the committee:

- is comprised of at least three members of the Board, each of whom is "independent" of the company under the NYSE and rules of the SEC and is also "financially literate," as defined under NYSE rules;

- members are appointed and removed by the Board;

- is required to meet at least quarterly;

- periodically meets with the head of Internal Audit and the independent auditor in separate executive sessions without members of senior management present;

- has the authority to retain independent advisors, at the company's expense, whenever it deems appropriate to fulfill its duties; and

- reports to the Board regularly.

The committee's charter is available on the company's Web site. The charter sets forth the committee's responsibilities, which include assisting the Board in fulfilling its responsibility to oversee the company's financial reporting, auditing and internal control activities, including the integrity of the company's financial statements and assisting the Board in overseeing the company's legal and regulatory compliance.

The committee has adopted policies and procedures for pre-approving all audit and non-audit services provided by our independent auditors. The policy is designed to ensure that the auditor's independence is not impaired. The policy provides that, before the company engages the independent auditor to render any service, the engagement must either be specifically approved by the Audit Committee or fall into one of the defined categories that have been pre-approved. (See **Pre-Approval Process and Policy** below.)

The Board has determined that all committee members are financially literate under the NYSE listing standards. The Board has further determined that each of Mr. Presby, Ms. Wood and Mr. Wagoner qualifies as an "audit committee financial expert" (as defined under the SEC's rules and regulations), that each has "accounting or related financial management expertise" and that each is "independent" of the company under SEC rules and the NYSE listing rules. The Board has also determined that Mr. Presby's service on the audit committees of more than three public companies did not impair his ability to effectively serve on the Audit Committee.

## The Compensation Committee

The Compensation Committee is chaired by Mr. Henrikson and consists additionally of Messrs. Johnson, Kessler, Lawrence, Wagoner and Ms. Wood. Until his retirement at the 2014 Annual General Meeting of Shareholders, Sir John Banham served as the chairperson of the Compensation Committee. The committee met six (6) times during 2014. Under its charter, the committee:

- is comprised of at least three members of the Board, each of whom is "independent" of the company under the NYSE and SEC rules;

- members are appointed and removed by the Board;

- is required to meet at least four times annually; and

- has the authority to retain independent advisors, at the company's expense, whenever it deems appropriate to fulfill its duties, including any compensation consulting firm.

The committee's charter is available on the company's Web site. The charter sets forth the committee's responsibilities, which include annually approving the compensation structure for, and reviewing and approving the compensation of, senior officers and non-executive directors, and overseeing the annual process for evaluating senior officer performance, overseeing the administration of the company's equity-based and other incentive compensation plans, and assisting the Board with executive succession planning.

Each year the committee engages a third-party compensation consultant to provide an analysis of, and counsel on, the company's executive compensation program and practices. The nature and scope of the consultant's assignment is set by the committee. The committee currently engages Johnson Associates, Inc. ("Johnson Associates") as its third-party consultant for this review. The committee has considered various factors as required by

NYSE rules as to whether the work of Johnson Associates with respect to executive and director compensation-related matters raised any conflict of interest. The committee has determined no conflict of interest was raised by the engagement of Johnson Associates. For a more detailed discussion of the determination of executive compensation and the role of the third-party compensation consultant, please see **Executive Compensation – Compensation discussion and analysis - Role of the independent compensation consultant** below.

The committee meets at least annually to review and determine the compensation of the company's non-executive directors. In reviewing and determining non-executive director compensation, the committee considers, among other things, the following policies and principles:

- that the compensation should fairly pay the non-executive directors for the work, time commitment and efforts required by directors of an organization of the company's size and scope of business activities, including service on Board committees;

- that a component of the compensation should be designed to align the non-executive directors' interests with the long-term interests of the company's shareholders; and

- that non-executive directors' independence may be compromised or impaired for Board or committee purposes if director compensation exceeds customary levels.

As a part of its review, the committee periodically engages Johnson Associates as a third-party consultant to report on comparable non-executive director compensation practices and levels.

No executive officer of the company is involved in recommending or determining non-executive director compensation levels. See **Director compensation** below, for a more detailed discussion of compensation paid to the company's directors during 2014.

## The Nomination and Corporate Governance Committee

The Nomination and Corporate Governance Committee is chaired by Mr. Canion and consists additionally of Messrs. Henrikson, Johnson, Kessler, Lawrence, Presby, Wagoner and Ms. Wood. Until his retirement at the 2014 Annual General Meeting of Shareholders, Mr. Rex D. Adams served as the chairperson of the Nomination and Corporate Governance Committee. The committee met six (6) times during 2014. Under its charter, the committee:

- is comprised of at least three members of the Board, each of whom is "independent" of the company under the NYSE and SEC rules;

- members are appointed and removed by the Board;

- is required to meet at least quarterly; and

- has the authority to retain independent advisors, at the company's expense, whenever it deems appropriate to fulfill its duties.

The committee's charter is available on the company's Web site. The charter sets forth the committee's responsibilities, which include establishing procedures for identifying and evaluating potential nominees for director and for recommending to the Board potential nominees for election and periodically reviewing and reassessing the adequacy of the Guidelines to determine whether any changes are appropriate and recommending any such changes to the Board for its approval. The candidates proposed for election in Proposal No. 1 of this Proxy Statement were unanimously recommended by the committee to the Board.

The committee believes there are certain minimum qualifications that each director nominee must satisfy in order to be suitable for a position on the Board, including that such nominee:

- be an individual of the highest integrity and have an inquiring mind, a willingness to ask hard questions and the ability to work well with others;

- be free of any conflict of interest that would violate any applicable law or regulation or interfere with the proper performance of the responsibilities of a director;

- be willing and able to devote sufficient time to the affairs of the company and be diligent in fulfilling the responsibilities of a director and Board committee member; and

- have the capacity and desire to represent the best interests of the shareholders as a whole.

In considering candidates for director nominee, the committee generally assembles all information regarding a candidate's background and qualifications, evaluates a candidate's mix of skills and qualifications and determines the contribution that the candidate could be expected to make to the overall functioning of the Board, giving due consideration to the Board's balance of diversity of perspectives, backgrounds and experiences. While the committee routinely considers diversity as a part of its deliberations, it has no formal policy regarding diversity. With respect to current directors, the committee considers past participation in and contributions to the activities of the Board. The committee recommends director nominees to the Board based on its assessment of overall suitability to serve in accordance with the company's policy regarding nominations and qualifications of directors.

The committee will consider candidates recommended for nomination to the Board by shareholders of the company. Shareholders may nominate candidates for election to the Board under Bermuda law and our Bye-Laws. The manner in which the committee evaluates candidates recommended by shareholders would be generally the same as any other candidate. However, the committee would also seek and consider information concerning any relationship between a shareholder recommending a candidate and the candidate to determine if the candidate can represent the interests of all of the shareholders. The committee would not evaluate a candidate recommended by a shareholder unless the shareholder's proposal provides that the potential candidate has indicated a willingness to serve as a director, to comply with the expectations and requirements for Board service as publicly disclosed by the company and to provide all of the information necessary to conduct an evaluation. For further information regarding deadlines for shareholder proposals, see **Important additional information – Shareholder proposals for the 2016 annual general meeting** below.

## Director compensation

Directors who are Invesco employees do not receive compensation for their services as directors. Under the terms of its charter, the Compensation Committee annually reviews and determines the compensation paid to non-executive directors. Directors do not receive any meeting or attendance fees.

The Compensation Committee approved the following fee arrangements for non-executive directors for 2014, with each fee component to be paid in quarterly installments in arrears:

| | |
|---|---|
| **Basic Cash Fee** | Non-executive directors (other than the Chairperson of the Board) receive an annual basic fee paid in cash in the amount of $120,000. |
| **Chairperson Fee** | In lieu of the above basic cash fee, the Chairperson of the Board receives an annual cash fee of $400,000. |
| **Basic Shares Fee** | Non-executive directors also receive an annual award of shares in the aggregate amount of $145,000. |
| **Audit Committee Chairperson** | The chairperson of the Audit Committee receives an additional annual cash fee of $50,000. |
| **Compensation and Nomination and Corporate Governance Committee Chairperson** | The chairperson of the Compensation Committee and the chairperson of the Nomination and Corporate Governance Committee each receive an additional annual cash fee of $15,000. |

We also reimburse each of our non-executive directors for their travel expenses incurred in connection with attendance at Board of Directors and committee meetings.

Following a review of current market practices for directors of peer public companies, the Compensation Committee determined in December 2014 that the fees for non-executive directors will remain the same for 2015.

**Stock ownership policy for non-executive directors** – All shares granted to our non-executive directors are subject to the Non-Executive Director Stock Ownership Policy. The policy generally requires each non-executive director to achieve an ownership level of at least

18,000 shares within seven years of the later of the date of the enactment of the policy or such director's first appointment as a non-executive director. Until such ownership level is achieved, each non-executive director is generally required to continue to retain at least 50% of all shares received as compensation from the company.

The following table shows as of December 31, 2014 the status of our non-executive directors meeting the requirements of the policy.

| Name | Year Service Commenced | Total Shares Held (#)[1] | Share Ownership Goal Met[2] |
|---|---|---|---|
| Joseph R. Canion | 1997 | 39,968 | ✓ |
| C. Robert Henrikson | 2012 | 9,924 | |
| Ben F. Johnson III | 2009 | 21,445 | ✓ |
| Denis Kessler | 2002 | 34,190 | ✓ |
| Edward P. Lawrence | 2004 | 31,048 | ✓ |
| J. Thomas Presby | 2005 | 21,666 | ✓ |
| G. Richard Wagoner, Jr. | 2013 | 8,575 | |
| Phoebe A. Wood | 2010 | 19,454 | ✓ |

1 Includes deferred shares awarded under our legacy Deferred Fees Share Plan.
2 Based on current compensation levels, it is anticipated that Messrs. Henrikson and Wagoner will attain their share ownership goal within the time period prescribed by the policy.

## Director compensation table for 2014
The following table sets forth the compensation paid to our non-executive directors for services during 2014.

| Name | Fees Earned or Paid in Cash($)[1] | Share Awards ($)[2] | Total ($) |
|---|---|---|---|
| Joseph R. Canion[3] | 125,625 | 132,438 | 258,063 |
| C. Robert Henrikson[3] | 125,625 | 132,438 | 258,063 |
| Ben F. Johnson III[3] | 225,000 | 132,438 | 357,438 |
| Denis Kessler | 120,000 | 132,438 | 252,438 |
| Edward P. Lawrence | 120,000 | 132,438 | 252,438 |
| J. Thomas Presby | 170,000 | 132,438 | 302,438 |
| G. Richard Wagoner, Jr. | 120,000 | 132,438 | 252,438 |
| Phoebe A. Wood | 120,000 | 132,438 | 252,438 |
| Rex D. Adams[4] | 259,375 | 78,102 | 337,477 |
| Sir John Banham[4] | 84,375 | 78,102 | 162,477 |

1 Includes the annual basic cash fee and, as applicable, chairperson of the Board fee and committee chairperson fees.
2 Reflects the grant date fair value for each share award. Share awards are 100% vested as of the date of grant.
3 Reflects proration of chairperson of the Board fee and committee chairperson fee for service beginning in May 2014.
4 Retired in May 2014.

The following table presents the grant date fair value for each share award made to each non-executive director during 2014.

| Name | Date of Grant 1/31/14 ($) | Date of Grant 5/2/14 ($) | Date of Grant 8/4/14 ($) | Date of Grant 10/31/14 ($) | Total Grant Date Fair Value ($) |
|---|---|---|---|---|---|
| Joseph R. Canion | 23,740 | 36,247 | 36,231 | 36,220 | 132,438 |
| C. Robert Henrikson | 23,740 | 36,247 | 36,231 | 36,220 | 132,438 |
| Ben F. Johnson III | 23,740 | 36,247 | 36,231 | 36,220 | 132,438 |
| Denis Kessler | 23,740 | 36,247 | 36,231 | 36,220 | 132,438 |
| Edward P. Lawrence | 23,740 | 36,247 | 36,231 | 36,220 | 132,438 |
| J. Thomas Presby | 23,740 | 36,247 | 36,231 | 36,220 | 132,438 |
| G. Richard Wagoner, Jr. | 23,740 | 36,247 | 36,231 | 36,220 | 132,438 |
| Phoebe A. Wood | 23,740 | 36,247 | 36,231 | 36,220 | 132,438 |
| Rex D. Adams[1] | 23,740 | 36,247 | 18,115 | – | 78,102 |
| Sir John Banham[1] | 23,740 | 36,247 | 18,115 | – | 78,102 |

1 Retired in May 2014.

The aggregate number of share awards outstanding as of December 31, 2014 for each of our non-executive directors was as follows:

| Name | Shares Outstanding (#) | Deferred Shares Outstanding (#) | Total Share Awards Outstanding (#) |
|---|---|---|---|
| Joseph R. Canion[1] | 33,043 | 5,925 | 38,968 |
| C. Robert Henrikson | 9,596 | | 9,596 |
| Ben F. Johnson III | 21,455 | | 21,445 |
| Denis Kessler | 33,090 | | 33,090 |
| Edward P. Lawrence | 31,048 | | 31,048 |
| J. Thomas Presby | 21,666 | | 21,666 |
| G. Richard Wagoner, Jr. | 3,575 | | 3,575 |
| Phoebe A. Wood | 18,165 | | 18,165 |

1 For Mr. Canion, represents deferred shares awarded under our legacy Deferred Fees Share Plan.

# Information About the Executive Officers of the Company

In addition to Martin Flanagan, whose information is set forth above, the following is a list of individuals serving as executive officers of the company as of the date of this Proxy Statement. All company executive officers are elected annually by the Board and serve at the discretion of the Board or our Chief Executive Officer.



**G. Mark Armour**
Senior Managing Director and Head of EMEA

### G. Mark Armour

Mark Armour (61) has served as head of EMEA (which includes Europe, Middle East and Africa) since February 2013. Previously, Mr. Armour served as senior managing director and head of Invesco Institutional, a position he held since January 2007. Mr. Armour also has served as head of sales and service for Invesco's institutional operations. He was chief executive officer of Invesco Australia from September 2002 to July 2006. Prior to joining Invesco, Mr. Armour held significant leadership roles in the funds management business in both Australia and Hong Kong. He previously served as chief investment officer for ANZ Investments and spent almost 20 years with the National Mutual/AXA Australia Group, where he was chief executive, Funds Management, from 1998 to 2000. Mr. Armour earned a bachelor of economics from La Trobe University in Melbourne, Australia.



**Kevin M. Carome**
Senior Managing Director and General Counsel

### Kevin M. Carome

Kevin Carome (58) has served as general counsel of our company since January 2006. Previously, he was senior vice president and general counsel of Invesco's U.S. retail business from 2003 to 2005. Prior to joining Invesco, Mr. Carome worked with Liberty Financial Companies, Inc. (LFC) where he was senior vice president and general counsel from August 2000 through December 2001. He joined LFC in 1993 as associate general counsel and, from 1998 through 2000, was general counsel of certain of its investment management subsidiaries. Mr. Carome began his career at Ropes & Gray. He earned two degrees, a B.S. in political science and a J.D., from Boston College. He is a trustee of the U.S. Powershares ETFs and a director of ICI Mutual Insurance Company, the U.S. investment management industry captive insurer.



**Karen Dunn Kelly**
Senior Managing Director, Investments

### Karen Dunn Kelly

Karen Dunn Kelley (54) has served as senior managing director, Investments, since 2011, with responsibility for Invesco's fixed income business, global asset allocation, quantitative strategies, global equities investment teams, equity trading and investment administration. From 2007 until 2011, she served as CEO of Invesco's fixed income and cash management team. Ms. Dunn Kelley joined Invesco in 1989 and has also served as a money market portfolio manager and chief money market and government officer. Prior to joining Invesco, Ms. Dunn Kelley worked at Federated Investors (Pittsburgh) from 1986 to 1989, where she was involved in the asset management business aspect of the fixed income division. Ms. Dunn Kelley began her career at Drexel Burnham Lambert in 1982 on the Fixed Income High Grade Retail Desk where she served as vice president and assistant manager. Ms. Dunn Kelley graduated with a B.S. degree from the Villanova University College of Commerce and Finance.



**Andrew T.S. Lo**
Senior Managing Director and Head of Invesco Asia Pacific

### Andrew T.S. Lo

Andrew T. S. Lo (53) has served as head of Invesco Asia Pacific since February 2001. He joined our company as managing director for Invesco Asia in 1994. Mr. Lo began his career as a credit analyst at Chase Manhattan Bank in 1984. He became vice president of the investment management group at Citicorp in 1988 and was managing director of Capital House Asia from 1990 to 1994. Mr. Lo was chairperson of the Hong Kong Investment Funds Association from 1996 to 1997 and a member of the Council to the Stock Exchange of Hong Kong and the Advisory Committee to the Securities and Futures Commission in Hong Kong from 1997 to 2001. He earned a B.S. and an MBA from Babson College in Wellesley, Massachusetts.



**Colin D. Meadows**
Senior Managing Director and Chief Administrative Officer

**Colin D. Meadows**

Colin Meadows (44) has served as chief administrative officer of Invesco since May 2006 with responsibility for business strategy, human resources and communications. In September 2008, he expanded his role with responsibilities for operations and technology. In April 2014, his role further expanded to head alternative investments for the company. Mr. Meadows came to Invesco from GE Consumer Finance where he was senior vice president of business development and mergers and acquisitions. Prior to that role, he served as senior vice president of strategic planning and technology at Wells Fargo Bank. From 1996 to 2003, Mr. Meadows was an associate principal with McKinsey & Company, focusing on the financial services and venture capital industries, with an emphasis in the banking and asset management sectors. Mr. Meadows earned a B.A. in economics and English literature from Andrews University and a J.D. from Harvard Law School.



**Loren M. Starr**
Senior Managing Director and Chief Financial Officer

**Loren M. Starr**

Loren Starr (53) has served as senior managing director and chief financial officer of our company since October 2005. His current responsibilities include finance, accounting, investor relations and corporate services. Previously, he served from 2001 to 2005 as senior vice president and chief financial officer of Janus Capital Group Inc., after working as head of corporate finance from 1998 to 2001 at Putnam Investments. Prior to these positions, Mr. Starr held senior corporate finance roles with Lehman Brothers and Morgan Stanley & Co. He earned a B.A. in chemistry and B.S. in industrial engineering from Columbia University, as well as an MBA from Columbia and an M.S. in operations research from Carnegie Mellon University. Mr. Starr is a certified treasury professional. He is a past chairperson of the Association for Financial Professionals, and he currently serves on the boards of Georgia Leadership Institute for School Improvement (GLISI), the Georgia Council for Economic Education (GCEE) and the Woodruff Arts Center.



**Philip A. Taylor**
Senior Managing Director and Head of the Americas

**Philip A. Taylor**

Philip Taylor (60) became head of Invesco's Americas business in 2012. He had previously served as head of Invesco's North American Retail business since 2006. He joined Invesco Canada in 1999 as senior vice president of operations and client services, and later became executive vice president and chief operating officer. He was named chief executive officer of Invesco Canada in 2002. Prior to joining Invesco, Mr. Taylor was president of Canadian retail broker Investors Group Securities and co-founder and managing partner of Meridian Securities, an execution and clearing broker. He held various management positions with Royal Trust, now part of Royal Bank of Canada. Mr. Taylor began his career in consumer brand management in the U.S. and Canada with Richardson-Vicks, now part of Procter & Gamble. He received a Bachelor of Commerce (honors) degree from Carleton University and an M.B.A. from the Schulich School of Business at York University. Mr. Taylor is a member of the dean's advisory council of the Schulich School of Business. He serves on the board of overseers for the Curtis Institute of Music. He is an honorary fellow of the Royal Conservatory of Music and has received the Royal Conservatory of Music medal in recognition of his commitment to music and the arts. Mr. Taylor is a member of the Conservatory's Board.

# Executive Compensation

## Compensation discussion and analysis

This section presents a discussion and analysis of the philosophy and objectives of our Board's Compensation Committee (the "committee") in designing and implementing compensation programs for our executive officers.

The presentation has two main sections – an executive summary and an in-depth discussion. The executive summary highlights our 2014 financial performance and achievements. The executive summary then discusses recent enhancements to our executive compensation program, followed by a brief discussion of the compensation of our chief executive officer. We then provide a summary of our compensation decision-making process and how the annual outcomes of company-wide compensation, including executive compensation, are greatly influenced by progress against our multi-year strategic imperatives, annual operating plan and annual financial performance. Included in the summary is a review of our solid financial results and related shareholder outcomes over the past five years to illustrate the positive results of our multi-year strategic imperatives. The summary then provides a discussion and illustrations of how our chief executive officer's compensation is closely tied to our financial results and how our chief executive officer's compensation compares to that of our peers.

The second section of the presentation provides a more in-depth discussion of our compensation philosophy, design and process, including the components of executive compensation and their respective purposes. We then provide a flowchart of our 2014 compensation decision-making process and discuss each element of the flowchart in-depth – including matters we briefly described in the executive summary. A detailed review of the 2014 accomplishments and compensation determinations of our chief executive officer, chief financial officer and the next three most highly compensated executive officers (our "named executive officers" or "NEOs") is then discussed. Lastly, the in-depth discussion sets forth our other compensation policies and practices.

| 2014 Named Executive Officers | | | | |
|---|---|---|---|---|
| **Martin L. Flanagan** | **Loren M. Starr** | **G. Mark Armour** | **Andrew T.S. Lo** | **Philip A. Taylor** |
| President and Chief Executive Officer | Senior Managing Director and Chief Financial Officer | Senior Managing Director and Head of EMEA | Senior Managing Director and Head of Asia Pacific | Senior Managing Director and Head of the Americas |

## Table of Contents

# Executive Summary

## Our 2014 highlights

Achievements throughout 2014 enhanced our ability to deliver better outcomes and service to clients while further positioning the firm for long-term success. Invesco continued to achieve solid progress against our strategic imperatives, which enabled us to deliver strong, long-term investment performance and better outcomes to clients during 2014 that contributed to robust organic growth. Our focus on investment performance, our clients, the breadth of our investment capabilities and our business resulted in solid financial results that benefited our shareholders while further strengthening our competitive position.

### Financial Performance

| Annual Adjusted Operating Income[1] (y-o-y) | Annual Adjusted Operating Margin[1] | Annual Adjusted Diluted EPS[1] (y-o-y) | Return of Capital to Shareholders[2] |
|---|---|---|---|
| 15.7% ▲ | 41.4% | 17.8% ▲ | $694 Million |

1 Note regarding non-GAAP financial measures: The adjusted financial measures are all non-GAAP financial measures. See the information on pages 53 through 60 of our 2014 Annual Report on Form 10-K.
2 Return of capital to shareholders is calculated as dividends declared per share plus share repurchases during the year ended December 31, 2014.

### We continued to successfully execute our strategic imperatives for the benefit of clients and shareholders

We focus on four key strategic imperatives that are designed to further sharpen our focus on meeting client needs and strengthen our business over time for the benefit of shareholders. We have a robust multi-year planning process, and in 2014 we made significant progress against our strategic imperatives. For more information on our multi-year strategic imperatives and annual financial planning process, see **Determining the 2014 Compensation of Our Executive Officers – Our multi-year strategic imperatives and annual operating plan** below.

| Our Strategic Imperatives | 2014 Achievements<br>A strong focus on delivering better outcomes to clients |
|---|---|
| **Achieve strong investment performance for the benefit of clients** |   <br>1-Year      3-Year      5-Year<br>– Delivered strong investment performance across our global franchise. Percent of actively managed ranked assets above benchmark over one, three and five years (as of Dec. 31, 2014) shown above (See Appendix A for important disclosures regarding AUM ranking) |
| **Be instrumental to our clients' success** | – Further expanded client access to our Invesco PowerShares offerings, with new ETFs launched in Canada and China<br>– Expanded availability of our multi-asset capability, Global Targeted Return, which achieved strong flows in its initial year of offering<br>– Further enhanced our range of robust fixed income capabilities, anchored by an expanded global fixed income center and key hires |
| **Harness the power of our global platform** | – Defined and began executing a strategy that will enhance our ability to market, distribute and grow key capabilities globally to meet client needs<br>– Significantly increased our investment in technology to support our global platform<br>– Further evolved our global trading platform to enhance our ability to deliver the best execution to clients |
| **Perpetuate a high-performance organization** | – Improved employee engagement across the firm. Our employee engagement exceeds the "high-performing company" and "global financial services company" norms – relevant benchmarking provided by our employee survey provider, Towers Watson<br>– Invesco named a "Best Places to Work in Money Management" by Pensions and Investments magazine for the third year in a row<br>– Continued to broaden the use of our enterprise support centers to operate more effectively and efficiently across our global business |

## Enhancements to our executive compensation program

At the 2014 Annual General Meeting of Shareholders, 84.1% of the votes cast were in favor of the advisory proposal to approve our NEO compensation. During 2014 and early 2015, we actively sought feedback on our compensation programs from our largest shareholders. The committee made a number of enhancements to the executive compensation program in response to shareholder feedback and the committee's review of the compensation market.

| | |
|---|---|
| **Higher percentage of performance-based awards** | **The portion of long-term equity awards granted for 2014 subject to achievement of performance measures was increased from 30% to 50%.** The committee determined this continues to strengthen alignment of our executive officers' compensation with client interests and shareholder success and is consistent with market practice. |
| **More rigorous performance objectives** | **More rigorous adjusted operating margin and adjusted diluted EPS performance objectives are applied to the performance-based awards granted for 2014.** The committee made this enhancement in tandem with increasing the percentage of long-term equity awards subject to performance measures to continue to strengthen alignment of our executive officers' compensation with client interests and shareholder success. See **Our variable incentive compensation – Our long-term equity awards** below for additional details. |
| **CEO compensation cap** | **The chief executive officer's total compensation may not exceed $25 million for 2015, with actual pay expected to be below that level.** The committee believes this enhancement supports best practices and is consistent with market practice. |
| **Enhanced executive compensation program disclosure** | **Provide more clarity on executive compensation program in our proxy statement through disclosure focusing on multi-year strategic planning process and multi-year results versus peers.** This provides further clarity on our compensation practices and the judicious use of discretion by our compensation committee, which benefits our shareholders. |
| **Minimum vesting for equity awards** | **The global equity incentive plan was amended to provide for a minimum vesting period of two years for equity awards.** The committee believes this enhancement benefits our shareholders by ensuring the value of the award is tied to long-term price performance, supports best practices and is consistent with market practice. |
| **Share recycling prohibition** | **The global equity incentive plan was amended to prohibit share recycling for future grants of stock options and stock appreciation rights.** The committee believes this enhancement benefits our shareholders by limiting potential dilution, supports best practices and is consistent with market practice. |

## Chief executive officer compensation

Martin L. Flanagan led the company's efforts to deliver better outcomes and service to clients and oversaw significant achievements related to our key strategic imperatives, as described above in **Our 2014 highlights** and briefly highlighted below. The efforts further strengthened the company's financial position and enhanced our operating results.

| Annual Adjusted Operating Income[1] (y-o-y) | Annual Adjusted Operating Margin[1] | Annual Adjusted Diluted EPS[1] (y-o-y) | Return of Capital to Shareholders[2] |
|---|---|---|---|
| 15.7% ▲ | 41.4% | 17.8% ▲ | $694 Million |

1 See important note regarding non-GAAP financial measures on page 24.
2 Return of capital to shareholders is calculated as dividends declared per share plus share repurchases during the year ended December 31, 2014.

Mr. Flanagan's incentive compensation was positively impacted in 2014 as shown in the table.

**CEO Compensation**

| | 2014 Total Compensation[1] | | Change from Prior Year |
|---|---|---|---|
| | $16,000,000 | | +6.7% |

| | Base Salary | Annual Cash Bonus | Annual Stock Deferral Award | Long-Term Equity Award |
|---|---|---|---|---|
| **2014** | $790,000 | $4,925,000 | $2,030,000 | $8,255,000 |
| **y-o-y % Change** | 0% | +10.1% | +10.0% | +4.6% |

**Incentive Compensation**

☐ 2014 Total Incentive Paid in Cash
■ 2014 Total Incentive Deferred



68%

1 Consists of salary, annual cash bonus, annual stock deferral award and long-term equity award (50% of which is performance based) earned in 2014. See note on page 37 regarding differences from the summary compensation table ("SCT").

Sixty-eight percent of Mr. Flanagan's 2014 incentive compensation is deferred to align a significant portion of Mr. Flanagan's compensation with client interests and shareholder success. See **Compensation philosophy, design and process – Review of peer compensation** for information on our chief executive officer's deferred incentive compensation as a percentage of total incentive compensation versus our peers. For more information regarding annual compensation for our chief executive officer and each of the other NEOs, see **Review of 2014 NEO performance and compensation outcomes** below.

## Our compensation decision-making process and outcomes within a multi-year context

Invesco utilizes multi-year strategic imperatives to deliver strong outcomes for clients and shareholders.

### Our multi-year strategic imperatives and annual operating plan

Our mission – to help investors worldwide achieve their financial objectives – guides our strategic planning process, which has helped us deliver better outcomes for clients while achieving strong results for shareholders over a multi-year period. Management, with the guidance and input from the Board of Directors, annually reviews our multi-year strategic imperatives in the context of global trends and macro themes impacting the asset management industry, our position within key markets and the financial implication of our decisions. The outcome of the review is the establishment of an annual operating plan, composed, in part, of our business priorities and related projected financial outcomes. Throughout the year, the Board of Directors reviews with management the progress against the annual operating plan.



Multi-Year Strategic Imperatives → Annual Operating Plan → Quarterly Board Review

Our Board and management review performance against our strategic imperatives and annual operating plan based on a number of factors, including those shown here.



| | | |
|---|---|---|
| Global Trends and Macro Themes | Investment Performance and Flows | Organizational Health |
| Efficiency and Effectiveness | Operating Results and Financial Strength | Shareholder Returns |

For additional detail, see **Determining the 2014 Compensation of Our Executives Officers – Our multi-year strategic imperatives and annual operating plan** below.

### Financial performance over the past 5 years

By delivering better outcomes to clients, financial strength, stability and efficiencies have improved consistently over the past five years. The company has experienced, among other achievements, solid adjusted operating income and adjusted operating margin expansion, strong AUM and earnings growth, material return of capital to shareholders and significant total shareholder return. In addition, strong investment performance and continued focus on clients has helped us deliver exceptional growth while providing robust returns to shareholders.

| **Adjusted Operating Income**[1] | **Adjusted Operating Margin**[1] Percentage Points Change | **Ending AUM** | **Adjusted Diluted EPS**[1] | **Return of Capital to Shareholders**[2] | **Total Shareholder Return**[3] |
|---|---|---|---|---|---|
| 167.7% ▲ | +11.4 ▲ | 78.4% ▲ | 191.9% ▲ | $3.1 Billion | 90% |

Measurement period from the year ended December 31, 2009 to the year ended December 31, 2014.
1 See important note regarding non-GAAP financial measures on page 24.
2 Return of capital to shareholders is calculated as dividends declared per share plus share repurchases during the period January 1, 2010 to December 31, 2014.
3 Total shareholder return is calculated as the change in share price over the measurement period plus the sum of all dividends received during the measurement period, divided by the share price at the beginning of the measurement period.

Invesco's executive compensation outcomes are based on operating results within the context of multi-year strategic imperatives.

### Determination of company-wide annual incentive pool based upon progress against strategic imperatives and annual operating plan

Throughout the year, the committee examines our progress against the factors listed above in **Our multi-year strategic imperatives and annual operating plan.** Based on the company's performance for the year, the committee establishes an overall company-wide incentive pool within well-established guidelines. The pool size is limited to a percentage of pre-cash bonus operating income ("PCBOI") to ensure, at all times, the company-wide incentive pool is linked to Invesco's operating results. See **Determining the 2014 Compensation of Our Executive Officers – Determination of company-wide incentive pool based upon progress against**

**strategic imperatives and annual operating plan** below. All 2014 awards, including NEO awards, were paid out of this incentive pool. Our compensation committee makes holistic, rigorous and judicious decisions for overall pool funding in the context of Invesco's multi-year performance. The committee does not attempt to rank or assign relative weight to any factor, but rather applies its judgment in considering them in their entirety. The committee is focused on the totality of organizational success without tying decisions to a specific formula.

**Executive officer compensation decisions**
Following the determination of the company-wide incentive pool, the committee considers the following factors in setting the compensation levels of our executive officers:

- the company's achievements in respect of our strategic imperatives and annual operating plan;
- the competitive environment by reviewing performance against peers across numerous financial factors; and
- each executive officer's individual performance.

The committee makes its decisions based upon the totality of the results without tying decisions to a specific formula. The committee believes that this thoughtful, holistic approach, which incorporates fact-based qualitative judgments, is more effective than purely mechanical formula criteria.

A review of the committee's process and determinations demonstrates that we closely tie pay to performance, and our executive compensation is appropriate when compared to the company's performance. As illustrated in the following four charts, our chief executive officer's total compensation over the past five years is closely aligned with company performance on key financial measures – including adjusted operating income, adjusted operating margin and adjusted diluted EPS – demonstrating our committee's rigorous and judicious approach.

Our executive compensation is highly correlated to our clients' and shareholders' long-term success and closely links rewards to results at every level.

Our chief executive officer's compensation over the past five years has aligned closely with company performance.



**5-Year Invesco CEO Pay Versus Financial Performance**

|  | 2010 | 2011 | 2012 | 2013 | 2014 |
|---|---|---|---|---|---|
| ■ CEO Compensation ($mil) | 12.9 | 12.9 | 12.5 | 15.0 | 16.0 |
| ■ Adjusted Operating Income ($mil) | 879 | 1,046 | 1,012 | 1,292 | 1,495 |
| ■ Adjusted Operating Margin (%) | 36.3 | 37.5 | 35.7 | 39.7 | 41.4 |
| ■ Adjusted Diluted EPS ($) | 1.34 | 1.63 | 1.65 | 2.13 | 2.51 |

See important note regarding non-GAAP financial measures on page 24.

Our chief executive officer's incentive compensation relative to the company's adjusted operating income over the last five years demonstrates the committee's judicious approach to executive compensation.

**5-Year Invesco CEO Incentive Compensation versus Adjusted Operating Income**

| | 2010 | | 2011 | | 2012 | | 2013 | | 2014 | |
|---|---|---|---|---|---|---|---|---|---|---|
| **y-o-y change in adjusted operating income[1]** | +57% | ▲ | +19% | ▲ | -3% | ▼ | +28% | ▲ | +16% | ▲ |
| **y-o-y change in Invesco CEO Incentive Compensation** | +33% | ▲ | 0% | – | -3% | ▼ | +21% | ▲ | +7% | ▲ |

1 See important note regarding non-GAAP financial measures on page 24.

## CEO pay and company financial performance versus peers

As illustrated in the chart below, our chief executive officer's average total compensation ranks at approximately the 67th percentile of our peer group for the 3-year period between 2011-2013 (the latest year for which public data was available). By comparison, our financial performance on the key financial measures noted below relative to our peer group ranged from approximately the 80th-87th percentile. Invesco is generally near the median of our peer group market capitalization and annual revenues. Based upon the foregoing, our chief executive officer's average total compensation ranks lower than our peer group when compared to our rank in performance on key financial measures against our peers. See the table below for a list of companies we consider to be our peers. See also **Compensation Philosophy, Design and Process - Review of peer compensation.**

**CEO Pay and Financial Performance**
Invesco ranking versus peer group (2011 - 2013)


Percentile
3-Year CAGR
100
90
80
70
60
50
Adjusted Operating Income 3-Yr CAGR1
Adjusted Operating Margin Change in percentage points1
Adjusted Diluted EPS 3-Yr CAGR1
CEO Average Total Compensation2

1 Note regarding non-GAAP financial measures: The above chart includes publicly reported adjusted financial measures of Invesco and its peer companies. The adjusted financial measures are all non-GAAP financial measures. Similarly titled measures of the peer companies may not be comparable to Invesco's adjusted measures.
2 CEO total compensation percentile rank is based on a 3-year average of total compensation for each peer company CEO as publicly reported in the summary compensation table for each company.

**Peer Companies**

- Affiliated Managers Group
- AB (formerly AllianceBernstein)
- Ameriprise Financial
- BlackRock
- BNY Mellon
- Eaton Vance
- Federated Investors
- Franklin Resources
- Janus Capital Group
- Legg Mason
- Northern Trust
- SEI Investment Company
- State Street
- T. Rowe Price
- Waddell & Reed

## Our compensation practices

Below we highlight certain executive compensation practices designed to align executive pay with performance, ensure good governance and serve our shareholders' long-term interests.

### What we do

✓ **Pay for performance.** We tie pay to the performance of the company and the individual. The great majority of executive officer compensation is not guaranteed and is variable.

✓ **Strong emphasis on deferred compensation with long vesting periods.** Compensation for our executive officers is heavily weighted to deferred compensation (60-70%), consisting of annual stock deferral and long-term equity awards that vest over four years.

✓ **50% of long-term equity awards are performance-based.** Beginning in respect of 2014 compensation, 50% of long-term equity awards for executive officers are tied to the achievement of specified levels of adjusted operating margin or adjusted diluted earnings per share. For more information regarding long-term equity awards made to our executive officers, including our named executive officers, see **Our variable incentive compensation – Our long-term equity awards** below.

✓ **Linkage of incentive compensation pool to PCBOI.** We have a history of disciplined decision-making over multiple years and through various economic cycles, including directly linking the aggregate incentive compensation pool to a defined range of our pre-cash bonus operating income ("PCBOI"); ensuring incentive compensation is paid only when the company is generating operating income. For more information regarding our incentive compensation pool see **Determination of company-wide annual incentive pool based upon progress against strategic imperatives and annual operating plan** below.

✓ **"Clawback" policy.** The company maintains a "clawback" policy for our executive officers' performance-based long-term equity awards which permits the company to recover compensation in the event of fraudulent or willful misconduct. For more information regarding our clawback policy, see **Other Compensation Policies and Practices – Clawback policy** below.

✓ **Stock ownership policy.** We maintain robust share ownership guidelines for our executive officers, creating a further link between management interests, company performance and shareholder value. Shares must be held until the stock ownership policy requirements are met. All of our executive officers have exceeded the ownership requirements. For more information regarding our stock ownership policy, see **Other Compensation Policies and Practices – Stock ownership policy** below.

✓ **"Double triggers."** We maintain a "double trigger" requirement on the vesting of equity awards in the event of a change in control, meaning that an equity award holder must be terminated following the change in control before vesting will be accelerated.

✓ **Modest perquisites.** We provide modest perquisites that provide a sound benefit to the company's business.

✓ **Independent compensation committee consultant.** Our independent compensation consultant, Johnson Associates, Inc., is retained directly by the committee and performs no other services for the company.

✓ **Maintain a cap on CEO total compensation.** Our compensation committee has set a cap of $25 million for our chief executive officer's total compensation in respect to 2015, with actual pay expected to be below that level.

✓ **Annually perform risk analysis on executive compensation program.** Our committee annually reviews our compensation programs to determine whether such polices and practices create risks that are reasonably likely to have a material adverse effect on the company.

✓ **Minimum vesting for equity awards.** Commencing in 2014, our equity incentive plans provide a minimum vesting period of two years for future grants of equity.

### What we don't do

x **No dividends or dividend equivalents on unvested performance-based awards.** No dividends or dividend equivalents are paid on performance-based awards during the vesting period. Rather, dividends are deferred and are paid based on performance achieved, with no premiums.

x **No gross ups.** We do not generally provide excise tax "gross ups," other than in the case of certain relocation expenses, consistent with our relocation policy.

x **No short selling or hedging.** Our insider trading policy strictly prohibits short selling, dealing in publicly-traded options and hedging or monetization transactions in our common shares.

x **No share recycling.** Commencing in 2014, our equity incentive plans contain provisions prohibiting share recycling for options and stock appreciation rights.

# Compensation Philosophy, Design and Process

### Our compensation philosophy

To support our strategic imperatives, we have structured our compensation programs at every level to achieve the following objectives:

- align individual awards with client and shareholder success;
- reinforce our commercial viability by closely linking rewards to results at every level;
- reinforce our meritocracy by differentially rewarding high-performers; and
- recognize and retain top talent by ensuring a meaningful mix of cash and deferred compensation.

The committee has, among other duties, responsibility for determining the components and amounts of compensation paid to our executive officers.

### Role of the compensation committee

The committee's responsibilities include: (i) reviewing and making recommendations to the Board about the company's overall compensation philosophy; (ii) approving company-wide annual compensation; (iii) evaluating the performance of, and setting the compensation for, the Chief Executive Officer; and (iv) reviewing and overseeing management's annual process for evaluating the performance of, and approving the compensation for, all other executive officers, including our other named executive officers.

In determining the compensation levels, the committee considers the progress against our strategic imperatives, the success in executing annual objectives in a multi-year context, year-over-year operating results, and operating results versus peers. All non-executives directors regularly attend compensation committee meetings, highlighting the importance of executive officer compensation decisions for our Board. For additional detail on the company's compensation alignment to its financial results, see **Our Compensation Decision-Making Process and Outcomes Within a Multi-Year Context** above.

### Components of executive compensation and their purpose

We utilize a variety of compensation components to achieve our objectives. The compensation program for our executive officers, including the NEOs, consists of base salary and variable incentive compensation. The committee believes the bulk of our executive officers' pay should be incentive compensation – a combination of annual cash bonuses, annual stock deferral awards, and long-term equity awards. The following table further describes each pay component, as well as its purpose and key measures.

| | Pay Element | What It Does | Key Measures |
|---|---|---|---|
| **Fixed** | Base salary | – Provides competitive fixed pay<br>– Reasonable base compensation for day-to-day performance of job responsibilities<br>– Evaluated annually, generally remains static unless promotion or adjustment due to economic trends in industry | – Experience, duties and scope of responsibility<br>– Internal and external market factors |
| **Variable** | Annual cash bonus | – Provides a competitive annual cash incentive opportunity | – Based upon annual financial results and progress against long-term strategic imperatives |
| | Annual stock deferral award (time-based vesting) | – Along with annual cash bonus, provides a competitive annual incentive opportunity<br>– Aligns executive with client and shareholder interests<br>– Encourages retention by vesting in equal annual increments over four years | – Based upon annual financial results and progress against long-term strategic imperatives |
| | Long-term equity awards (performance-based and time-based vesting) | – Recognizes long-term potential for future contributions to company's long-term strategic imperatives<br>– Aligns executive with client and shareholder interests<br>– Encourages retention by vesting in equal annual increments over four years | – Based upon financial results and progress against long-term strategic imperatives<br>– 50% performance-based vesting tied to adjusted diluted EPS and adjusted operating margin |

## Our variable incentive compensation

As noted above, each executive officer's variable compensation is a combination of an annual cash bonus, an annual stock deferral award and a long-term equity award (including a performance-based award). Our executive officers' incentive awards are funded from the company-wide incentive pool established annually by the compensation committee. For additional detail on the annual company-wide incentive pool, see **Determining the 2014 Compensation of Our Executive Officers** below.

### Our annual awards

Our executive officers' annual variable compensation is comprised of cash and equity awards that vest over four years.

We use our annual awards, which consist of cash and annual stock deferred awards, to recognize current year performance and closely align employees' interests with those of clients and shareholders, differentially reward high performers and link compensation to financial results. Our annual stock deferral awards generally vest over four years in 25% increments each year and typically account for approximately 20-25% of an executive officer's equity incentives.

### Our long-term equity awards

We have increased the amount of long-term equity awards tied to the achievement of performance measures from 30% to 50%.

Long-term equity awards generally vest in 25% increments over four years. The committee believes long-term equity awards should align employee and shareholder interests and a portion of awards should be paid only upon achievement of targeted financial results. Prior to 2014, 30% of long-term equity awards were tied to the achievement of performance measures. Beginning with awards granted for 2014, 50% is tied to the achievement of targeted financial measures – adjusted operating margin or adjusted diluted EPS.

The committee believes tying the vesting of performance-based equity awards to the achievement of adjusted operating margin or adjusted diluted EPS targets achieves the following objectives:

- focuses our management on preserving value for our shareholders;
- holds our executives accountable for the sound management of the company; and
- ties a significant portion of our executive officers' compensation to measures that management can most directly influence that will ultimately lead to shareholder value.

The rigor of the financial performance measures have increased to further align executive and shareholder interests.

Based on feedback from our shareholders and a market review, the committee increased the rigor of the financial performance measures for awards granted for 2014. The adjusted operating margin minimum threshold and target for these awards are 26% and 30%, respectively, and the adjusted diluted EPS minimum threshold and target for these awards are $1.10 and $1.60, respectively. Full vesting of the performance-based long-term equity award occurs when either target financial measure is achieved. Partial vesting occurs on a pro-rated basis on straight-line interpolation between a minimum threshold and the target financial measure. The award will vest based upon the higher achieved financial measure for that year. In addition, dividend equivalents are deferred and will only be paid to the extent an award vests. The target financial measures and minimum thresholds for the performance-based portion of our long-term equity awards in respect of 2014 and granted in February 2015 are illustrated below.

**Long-Term Equity Awards**



50% Performance-Based Vesting

| Performance Measures | Vesting[1] |
|---|---|
| **Adjusted Operating Margin** | |
| Equal to or greater than 30% | 100% |
| Less than 26% | 0% |
| **or** | |
| **Adjusted Diluted EPS** | |
| Equal to or greater than $1.60 | 100% |
| Less than $1.10 | 0% |

1 Partial vesting of the award occurs on a pro-rated basis on straight-line interpolation between the minimum threshold and target financial measure. No vesting or dividends if failure to meet the minimum threshold.

The majority of executive officer incentive compensation is deferred and tied to financial and strategic performance in order to align individual rewards with long-term client and shareholder success.

## Our compensation mix

To align our executive officers' awards with client and shareholder success, the committee has designed our executive officers' compensation so that executive officers receive a significant portion of their compensation in the form of deferred incentives. The committee believes this appropriately aligns our executive officers' interests with our shareholders as it focuses on long-term shareholder value creation. The committee has no pre-established policy or target on the allocation between pay elements in order to be able to adjust practices to best meet the interest of our shareholders. For 2014, 68% of our chief executives officer's incentive compensation was in the form of deferred incentive compensation. See the table below for a discussion and comparison of our chief executive officer's deferred incentive compensation versus our peers.

## Review of peer compensation

In determining executive compensation, the committee reviews the executive compensation practice and levels of our industry peer companies, as well as other comparable investment management reference companies. Our industry peers consist of companies in the S&P 500 and S&P 400 that are also in the Asset Management and Custody Bank sub-index, plus AB (formerly AllianceBernstein), another global asset manager followed by industry analysts.

**Global** **4 peers**
- AB (formerly AllianceBernstein)
- BlackRock
- Franklin Resources
- Legg Mason



**Custody and Trust Bank** **3 peers**
- BNY Mellon
- Northern Trust
- State Street

**US Focused** **8 peers**
- Affiliated Managers Group
- Ameriprise Financial
- Eaton Vance
- Federated Investors
- Janus Capital Group
- SEI Investment Company
- T. Rowe Price
- Waddell & Reed

Invesco's deferred incentive compensation as a percentage of total incentive compensation for its chief executive officer, versus our peers, demonstrates our commitment to strong alignment of our chief executive officer's compensation to the long-term interests of our shareholders. As shown in the table below, Invesco ranked high among its peer companies for 2013 (the latest year for which public data was available), paying 69% of incentive compensation in deferred compensation.

**2013 Deferred Compensation of Invesco CEO and its Peer Companies as a Percent of Total Incentive Compensation**


% of total incentive compensation
100
90
80
70
60
50
40
30
20
10
20%
37%
38%
46%
50%
53%
54%
56%
60%
Invesco
65%
67%
69%
74%
76%
77%

Based on data for Invesco and peer companies as publicly reported in the summary compensation tables for 2013, excluding one peer company that did not grant incentive compensation for 2013.

The committee's compensation consultant assists the committee in its analysis of our executive compensation programs.

## Role of the independent compensation consultant

The committee's charter gives it the authority to retain consultants and other advisors to assist it in performing its duties. The committee has engaged Johnson Associates, Inc., an independent consulting firm, to advise it on director and executive compensation matters. Johnson Associates:

- assists the committee throughout the year in its analysis and evaluation of our overall executive compensation programs, including compensation paid to our directors and executive officers;
- attends certain meetings of the committee and periodically meets with the committee without members of management present;
- provides the committee with certain market data and analysis that compares executive compensation paid by the company with that paid by other firms in the financial services industry and certain investment management firms which we consider generally comparable to us; and
- provides commentary regarding market conditions, market impressions and compensation trends.

The committee uses such data as reference material to assist it in gaining a general awareness of industry compensation standards and trends. The market data, including performance and pay practices of the peer group and broader investment management firms, do not directly affect the committee's compensation determinations for our executive officers, including our named executive officers. Although we seek to offer to our executive officers a level of total compensation that is competitive, the committee does not target a particular percentile of market or the peer group with respect to total pay packages or any individual components thereof. The committee's consideration of the market data constitutes only one of many factors reviewed and such market data is considered generally and not as a substitute for the committee's independent judgment in making compensation decisions regarding our executive officers.

Under the terms of its engagement with the committee, Johnson Associates does not provide any other services to the company unless the committee has approved such services. No such other services were provided in 2014. The company uses other compensation and benefits consultants to provide market data, actuarial services and/or advice relating to broad management employee programs in which named executive officers may participate.

## Role of executive officers in determining executive compensation

Our Chief Executive Officer meets with the non-executive directors (including committee members) throughout the year to discuss executive performance and compensation matters, including proposals on compensation for individual executive officers (other than himself). Our Chief Executive Officer and Head of Human Resources work with the committee to implement our compensation philosophy. They also provide to the committee information regarding financial and investment performance of the company as well as our progress toward our long-term strategic imperatives. Our Chief Financial Officer assists as needed in explaining specific aspects of the company's financial performance.

# Determining the 2014 Compensation of Our Executive Officers

## Flowchart of the compensation decision-making process

The following flowchart depicts the committee's compensation decision-making process and related judgments for 2014. A detailed review of each step follows the flowchart.



**Review of Multi-Year Strategic Imperatives**

| | |
|---|---|
| Developed in the context of Invesco's mission and principles | Developed from a review of global macro themes, an analysis of our position within key markets and long-term financial model |

**Develop Annual Operating Plan**

| | | |
|---|---|---|
| Includes financial planning and operational performance detail | Management provides risk management and oversight as company executes on annual operating plan | Progress against priorities reviewed by management team and Board on quarterly basis |

**Compensation Committee Establishes Company-Wide Annual Incentive Pool (% of PCBOI)**

| | | |
|---|---|---|
| Review progress against annual operating plan within context of multi-year strategic imperatives | Review peer compensation | Input from independent compensation consultant |

**Compensation Committee Reviews Executive Officer Performance**

| | | | |
|---|---|---|---|
| Review individual executive's accomplishments and responsibilities | Review peer compensation | Input from CEO for other executive officers | Input from independent compensation consultant |

**2014 Executive Officer Compensation Outcomes**

Invesco utilizes multi-year strategic imperatives to deliver strong outcomes for clients and shareholders.

## Our multi-year strategic imperatives and annual operating plan

Our mission – to help investors worldwide achieve their financial objectives – guides our strategic planning process, which has helped us deliver better outcomes for clients while achieving strong results for shareholders over a multi-year period. Management, with the guidance and input from the Board of Directors, annually reviews our multi-year strategic imperatives in the context of global trends and macro themes impacting the asset management industry, our position within key markets and the financial implications of our decisions. The outcome of the review is the establishment of an annual operating plan, composed, in part, of our business priorities and related projected financial outcomes. Throughout the year, the Board of Directors reviews with management the progress against the annual operating plan.



Multi-Year Strategic Imperatives → Annual Operating Plan → Quarterly Board Review

Our Board and management review performance against our strategic imperatives and annual operating plan based on a number of factors, including those set forth below. Achievements against these measures drives strong outcomes for our clients and shareholders.

**Global Trends and Macro Themes**
- Regional macro-economic factors and market drivers including (but not limited to):
  - Monetary and fiscal policy landscape
  - GDP trends
- Competitive landscape
- Market opportunities
- Client needs assessment

**Investment Performance and Flows**
- Assessment of investment returns versus expectations
- Quality and breadth of our investment capabilities
- On a 3- and 5-year basis, % of AUM in top half versus peers
- On a 3- and 5-year basis, % of AUM versus benchmark
- Net long-term flows as a % of AUM
- Average AUM

**Organizational Health**
- Thoroughness of talent management and development
- Succession planning
- Employee engagement scores
- Retention of investment professionals
- Retention of key performers in all areas
- Leadership and management disciplines

**Efficiency and Effectiveness**
- Net revenue yield
- Adjusted operating expense as % of average AUM
- Adjusted operating income as % of average AUM
- Adjusted operating margin

**Operating Results and Financial Strength**
- Adjusted operating income
- Adjusted earnings per share
- Leverage ratio (debt/EBITDA)
- Credit rating (Moody and S&P)
- Available cash

**Shareholder Returns**
- Dividend growth
- Stock repurchases
- Cumulative capital returned to shareholders
- Total shareholder returns versus total returns of S&P 500

Each year, the committee establishes a company-wide incentive pool that is a percentage of PCBOI. All 2014 awards, including NEO awards, were paid out of this pool.

## Determination of company-wide annual incentive pool based upon progress against strategic imperatives and annual operating plan

The committee examines the company's progress on multiple operating measures, including those shown above, the company's progress toward achieving its strategic imperatives and other factors, including PCBOI. While each of these items is considered by the committee, the committee does not attempt to rank or assign relative weight to any factor but rather applies its judgment in considering them in their entirety. The committee is focused on the totality of organizational success without tying compensation decisions to a specific formula.

Linking the aggregate incentive compensation pool to a defined range of our PCBOI ensures incentive compensation is paid only when the company is generating operating income.

The committee established parameters, used consistently for many years, to guide the end-of-year decision-making process regarding the company-wide incentive pool size to ensure that compensation is aligned with the financial and strategic results discussed above. These parameters are expressed as a percentage of PCBOI. The committee uses a range of 34-48% of PCBOI, in the aggregate, in setting the company-wide incentive pool, though it maintains the flexibility to go outside either end of this range in circumstances that it deems exceptional. The range includes the cash bonus and deferred compensation pools, as well as the amounts paid under sales commission plans (in which our NEOs do not participate). The range was determined based on historical data concerning the practices of asset management and other similar financial services firms as analyzed by Johnson Associates, our independent compensation consultant, and based on data obtained from the McLagan and CaseyQuirk Performance Intelligence Study.

Over the past five years, the incentive pool has averaged approximately 41% of PCBOI. Utilizing its judgment, and applying discretion based upon the company's financial results and progress against strategic imperatives during 2014, the committee set the company-wide incentive pool for 2014 at approximately 39% of PCBOI (compared to 41% of PCBOI for 2013).



**Range of Percentage of PCBOI for Company-Wide Incentive Pool**

| 5-Year Average | 2013 | 2014 |
|---|---|---|
| 41% | 41% | 39% |

For 2014, the committee determined to increase the cash bonus pool and increase the annual stock deferral awards and leave long-term equity awards generally unchanged from last year (on an average per person basis).

The committee decided:

- the cash bonus pool would increase this year as a result of the increase in operating income – although not at the same rate as the increase in operating income, given decisions made earlier in the year by the Board to return value to shareholders (through dividends and share buybacks) and to further invest in the long-term success of the company; and

- with respect to the deferred compensation pool, annual stock deferral awards would increase consistent with the cash bonus pool and long-term equity awards would generally remain unchanged from last year (on an average per person basis) to continue to tie the interests of our employees to the long-term interests of our shareholders.

For more information regarding the company's financial results and our achievement of strategic imperatives for 2014, see **Our 2014 highlights** above.

Our executive officers' compensation is highly correlated to our clients' and shareholders' success and closely links rewards to results at every level.

## Review of 2014 NEO performance and compensation outcomes

Incentive compensation for our named executive officers is paid from the annual company-wide incentive compensation pool described above. In making its determination for our executive officers' compensation, the committee considers the 2014 material goals and accomplishments of each named executive officer, as well as the company's overall performance. The committee makes its compensation decisions based upon the totality of the results without tying compensation decisions to a specific formula. The committee believes that this holistic approach, which incorporates fact-based qualitative judgments, is more effective than purely mechanical formula criteria.

Set forth below is a summary of the 2014 material accomplishments of each named executive officer that the committee considered in determining each such officer's compensation for 2014, as well as their 2014 compensation. In addition, the following tables and graphs show for the chief executive officer and the other named executive officers the ratio of 2014 cash incentive compensation (annual cash bonus) to deferred incentive compensation (annual stock deferral award and long-term equity award).

Note: The graphs and tables below depict how the committee viewed its compensation decisions for our NEOs in respects of 2014, but they differ substantially from the Summary Compensation Table ("SCT") on page 45 required by SEC rules and are not a substitute for the information presented in the SCT. There are two principal differences between the SCT and the presentations below:

- The company grants both cash and deferred incentive compensation after our earnings for the year have been announced. In both the presentations below and the SCT, cash incentive compensation granted in 2015 for 2014 performance is shown as 2014 compensation. Our presentation below treats deferred incentive compensation similarly, so that equity awards granted in 2015 are shown as 2014 compensation. The SCT does not follow this treatment. Instead the SCT reports the value of equity awards in the year in which they are granted, rather than the year in which they were earned. As a result, equity awards granted in 2015 for 2014 performance are shown in our presentation below as 2014 compensation, but the SCT reports for 2014 the value of equity awards granted in 2014 in respect of 2013 performance.
- The SCT reports "All Other Compensation." These amounts are not part of the committee's compensation determinations and are not shown in the presentation below.

## Our chief executive officer's 2014 compensation

Mr. Flanagan has been our President and Chief Executive Officer since August 2005. Mr. Flanagan's performance is measured against the company's achievements of its strategic imperatives and annual operating results. During 2014, Mr. Flanagan led the company's efforts to deliver better outcomes and service to clients and oversaw significant achievements related to our key strategic imperatives. The efforts further strengthened the company's financial position and enhanced our operating results. His achievements in 2014 include the following items.

| Achieve strong financial performance | Annual Adjusted Operating Income[1] (y-o-y) | Annual Adjusted Operating Margin[1] | Annual Adjusted Diluted EPS[1] (y-o-y) | Return of Capital to Shareholders[2] |
|---|---|---|---|---|
| | 15.7% ▲ | 41.4% | 17.8% ▲ | $694 Million |
| | 1 See important note regarding non-GAAP financial measures on page 24.<br>2 Return of capital to shareholders is calculated as dividends declared per share plus repurchases during the year ended December 31, 2014. | | | |

| Achieve strong investment performance for the benefit of clients | |
|---|---|
| |   <br>1-Year 67%   3-Year 77%   5-Year 81% |
| | – Delivered strong investment performance across our global franchise. Percent of actively managed ranked assets above benchmark over one, three and five years (as of Dec. 31, 2014) shown above. (See Appendix A for important disclosures regarding AUM ranking) |

| Be instrumental to our clients' success | – Further expanded client access to our Invesco PowerShares offerings, with new ETFs launched in Canada and China<br>– Expanded availability of our multi-asset capability, Global Targeted Return, which achieved strong flows in its initial year of offering<br>– Further enhanced our range of robust fixed income capabilities, anchored by an expanded global fixed income center and key hires |
|---|---|
| Harness the power of our global platform | – Defined and began executing a strategy that will enhance our ability to market, distribute and grow key capabilities globally to meet client needs<br>– Significantly increased our investment in technology to support our global platform<br>– Further evolved our global trading platform to enhance our ability to deliver the best execution to clients |
| Perpetuate a high-performance organization | – Improved employee engagement across the firm. Our employee engagement exceeds the "high-performing company" and "global financial services company" norms – relevant benchmarking provided by our employee survey provider, Towers Watson<br>– Invesco named a "Best Places to Work in Money Management" by Pensions and Investments magazine for the third year in a row<br>– Continued to broaden the use of our enterprise support centers to operate more effectively and efficiently across our global business |

For 2014, the Committee determined that Mr. Flanagan should see an increase in total compensation of 6.7% in recognition of the company's strong 2014 operating results and Mr. Flanagan's leadership of the company's progress against its strategic imperatives. The changes to each component of Mr. Flanagan's compensation are detailed in the table below.

**CEO Compensation**

| | 2014 Total Compensation[1] | Change from Prior Year |
|---|---|---|
| | $16,000,000 | +6.7% |

| | Base Salary | Annual Cash Bonus | Annual Stock Deferral Award | Long-Term Equity Award |
|---|---|---|---|---|
| **2014** | $790,000 | $4,925,000 | $2,030,000 | $8,255,000 |
| **y-o-y % Change** | 0% | +10.1% | +10.0% | +4.6% |

**Incentive Compensation**

☐ 2014 Total Incentive Paid in Cash
■ 2014 Total Incentive Deferred


68%

1 Consists of salary, annual cash bonus, annual stock deferral award and long-term equity award (50% of which is performance based) earned in 2014. See note on page 37 regarding differences from the SCT.

Our chief executive officer's average total compensation ranks at approximately the 67th percentile of our peer group for the 3-year period between 2011-2013 (the latest year for which public data was available). By comparison, our financial performance on key financial measures relative to our peer group ranged from approximately the 80th-87th percentile. Invesco is generally near the median of our peer group market capitalization and annual revenues. Based upon the foregoing, our chief executive officer's average total compensation ranks lower than our peer group when compared to our rank in performance on key financial measures against our peers. For more information regarding our chief executive officer's compensation compared to our peer group, see **Our Compensation Decision-Making Process and Outcomes Within a Multi-Year Context – CEO pay and company financial performance versus peers** above. Further, our chief executive officer's total compensation is strongly aligned with shareholders, with approximately 68% of his total incentive compensation deferred. Therefore, the committee believes that our chief executive officer's total compensation is well aligned with performance and our shareholders' interests.

## Our other named executive officer's 2014 compensation

The following information provides highlights of specific individual accomplishments and responsibilities considered in the pay determinations for the other NEOs. When approving pay decisions for the other NEOs, the committee also considered the company's achievements of its strategic imperatives and annual operating results.

| | |
|---|---|
| **Loren M. Starr**<br>Senior Managing Director and Chief Financial Officer | Mr. Starr has been our Chief Financial Officer since he joined Invesco in October 2005. His achievements in 2014 include:<br>– During 2014, Mr. Starr continued to oversee efforts to increase Invesco's long-term financial strength, and conducted a detailed review of Invesco's capital priorities and excess cash requirements. In line with this goal, Invesco's credit rating was upgraded to A/stable and A2/stable from A-/positive and A3/stable by S&P and Moody's, respectively.<br>– As part of the company's objective to take a disciplined approach to its business, Mr. Starr supported the effective creation and execution of Invesco's 2014 financial plan, which resulted in year-over-year margin expansion and earnings growth. Mr. Starr directly contributed to these results in his oversight role of procurement and sourcing (achieving approximately $10 million in savings) and of facilities (achieving space efficiencies to offset escalating rents while building out the company's capacity in its lower cost operational enterprise centers).<br>– Mr. Starr led the effort to upgrade and re-implement the company's financial system in 2014, including standardizing financial processes globally. This project, as part of a broader transformation plan, delivered improved efficiencies and effectiveness in the finance and corporate services areas and will provide ongoing enhanced support and decision analytics to the business. |
| **G. Mark Armour**<br>Senior Managing Director and Head of EMEA | Mr. Armour joined Invesco in 2002 and has been head of Invesco's EMEA business (which includes Europe, Middle East and Africa) since 2013. His accomplishments in 2014 include:<br>– By delivering strong, long-term investment performance and focusing on client needs, Mr. Armour led the continued growth of our EMEA business in several areas, including cross-border retail, European equities, fixed income and institutional.<br>– Under Mr. Armour's leadership, our EMEA business continued to grow and become more diversified, with significant flows into fixed income, non-U.K. equities, real estate and multi-asset capabilities.<br>– Mr. Armour oversaw the transition of our U.K. equity team. The team built on their strong client relationships and continued to deliver strong, long-term investment performance, contributing to a record year of gross sales for our U.K. retail business. |
| **Andrew T.S. Lo**<br>Senior Managing Director and Head of Asia Pacific | Mr. Lo joined Invesco in 1994 and has been head of the firm's Asia Pacific business since 2001. His accomplishments in 2014 include:<br>– Mr. Lo continued to enhance and strengthen our Asia Pacific regional investment capabilities and made several key hires that will support our efforts to deliver strong, long-term investment performance to our clients.<br>– Under Mr. Lo's leadership, our Asia Pacific business continued to grow in China, Japan and the rest of the region in both domestic managed assets and global products for traditional and alternative investment capabilities. The region saw strong inflows into our Japanese, Greater China, Asian and European equities, as well as real estate strategies.<br>– In China, our joint venture maintained its leadership position in active Chinese equities AUM among all 46 joint venture companies, and ranked second in active Chinese equities AUM among all 95 fund management companies in China. |

**Philip A. Taylor**
Senior Managing Director
and Head of the Americas

Mr. Taylor joined Invesco in 1999 and has been head of the firm's Americas business since 2012. His achievements in 2014 include:

− Under Mr. Taylor's leadership, Invesco continued to deliver strong, long-term investment performance to our retail and institutional clients in the U.S. Solid net flows were produced across exchange-traded funds, unit investment trusts, separately managed accounts and our sub-advised businesses. We continued to build advocacy from influential consultants and engagement with top tier clients in the institutional market.

− Mr. Taylor oversaw further expansion of Invesco PowerShares' presence both inside and outside the U.S. with the introduction of innovative products serving client needs. Invesco introduced a suite of liquid alternatives capabilities in the U.S. Strong investment performance and client engagement for these capabilities are helping the company gain awareness with key distributors.

− Our Canadian business gained momentum in the important full-service brokerage channel. Additionally, Invesco's direct real estate capability fueled asset growth in the defined benefit segment.

The committee's decisions for each NEO for 2014 are reflected in the table below. Overall, 2014 compensation was higher than 2013 compensation as a result of Invesco's overall financial results and performance against strategic imperatives and each executive officer's individual contributions discussed above. For each NEO, base salary is unchanged from 2013. Reported changes to base salary for Messrs. Armour, Lo and Taylor are due to foreign exchange rate differences.

**NEO Compensation for 2014**

| | Loren M. Starr | G. Mark Armour | Andrew T. S. Lo | Philip Taylor |
|---|---|---|---|---|
| **Base Salary ($)** | 450,000 | 493,585 | 462,421 | 576,339 |
| **Annual Cash Bonus ($)** | 1,135,000 | 1,800,000 | 1,475,000 | 2,710,093 |
| **Annual Stock Deferral Award ($)** | 495,000 | 810,000 | 583,000 | 1,149,500 |
| **Long-Term Equity Award ($)** | 1,920,000 | 2,950,000 | 2,200,000 | 3,560,000 |
| **Total Compensation ($)** | 4,000,000 | 6,053,585 | 4,720,421 | 7,995,932 |
| **y-o-y % Change (%)** | +7.2% | +20.2 | +6.9 | +7.7 |

**Incentive Compensation**

☐ 2014 Average Total Incentive Paid in Cash
■ 2014 Average Total Incentive Deferred



66%

See note on page 37 regarding differences from the SCT.

# Other Compensation Policies and Practices

## Stock ownership policy

All equity awards made to our executive officers are subject to our Executive Officer Stock Ownership Policy. The policy requires executive officers to achieve a certain ownership level within three years. Until such level is achieved, each executive officer must retain 100% of the shares received from the company. All of our executive officers have exceeded their ownership level requirements.

| Stock Ownership Policy | Ownership Levels Required |
|---|---|
| | Shares (#) |
| Chief executive officer | 250,000 |
| All other executive officers | 100,000 |
| **Stock ownership level requirements have been achieved by each of our executive officers.** | |

Our executive officers' performance-based long-term equity awards are subject to a "clawback" policy.

## Clawback policy

All equity awards of our executive officers that are subject to achievement of target financial results are also subject to forfeiture or "clawback" provisions. The provisions provide that any shares received (whether vested or unvested), any dividends or other earnings thereon, and the proceeds from any sale of such shares, are subject to recovery by the company in the event that:

- the company issues a restatement of financial results to correct a material error;

- the committee determines, in good faith, that fraud or willful misconduct on the part of the employee was a significant contributing factor to the need to issue such restatement; and

- some or all of the shares granted or received prior to such restatement would not have been granted or received, as determined by the committee in its sole discretion, based upon the restated financial results.

The company provides standard benefits and limited perquisites to executive officers.

## Benefits and perquisites

As a general practice, the company provides no material benefits and limited perquisites to executive officers that it does not provide to other employees. All executive officers are entitled to receive medical, life and disability insurance coverage and other corporate benefits available to most of the company's employees. Executive officers are also eligible to participate in the Employee Stock Purchase Plan on terms similar to the company's other employees. In addition, all of the executive officers may participate in the 401(k) Plan or similar plans in the executive officer's home country.

The company provides certain limited perquisites to its executive officers which it believes aid the executives in their execution of company business. The committee believes the value of perquisites and other benefits are reasonable in amount and consistent with its overall compensation plan. Personal use of leased aircraft may be provided to enable named executive officers to devote additional and efficient time to company business when traveling. For additional information on perquisites and other benefits, see the **Summary Compensation Table** below.

## Award maximums for named executive officers

In determining compensation for the named executive officers, the committee considers the potential impact of Section 162(m) of the Internal Revenue Code. Section 162(m) generally disallows a tax deduction to public corporations for compensation greater than $1 million paid per fiscal year to each of the corporation's "covered employees" (generally, the Chief Executive Officer and the next three most highly compensated executive officers as of the end of any fiscal year). However, compensation which qualifies as "performance-based" is excluded from the $1 million per executive officer limit if, among other requirements, the compensation is payable only upon attainment of pre-established, objective performance goals under a plan approved by the company's shareholders.

As part of our compensation program for executive officers, the company maintains the Executive Incentive Bonus Plan ("Bonus Plan"). The Bonus Plan provides for annual performance-based awards to eligible employees. For each executive officer, the committee determines on an annual basis an award maximum under the Bonus Plan. Award maximums are expressed as a percentage of PCBOI – an objectively determined performance criteria that is intended to qualify for the performance-based exemption to the $1 million deduction limit under Section 162(m). Award maximums pertain to the cumulative value of an executive officer's annual variable compensation – consisting of the annual cash bonus, annual stock deferral award and long-term equity award. In the event the committee determines to grant additional compensation that is not performance-based compensation to an executive officer subject to the provisions of Section 162(m), the additional compensation will be subject to the $1 million deduction limitation.

In February 2014, the committee established three levels of award maximums in respect of our named executive officers – one each for the Chief Executive Officer, Senior Managing Directors of business components, and Senior Managing Directors of staff functions. The three levels of award maximums were established after consideration of:

■ prior-year compensation levels in light of the company's 2013 PCBOI;

■ projected maximum award levels based on the company's estimated 2014 PCBOI;

■ market data for industry comparative compensation levels; and

■ comparisons for job roles and levels of responsibility.

## Employment agreements, post-employment compensation and change-in-control arrangements

### Employment agreements

**Chief executive officer** – Our Chief Executive Officer has an employment agreement with the company that was amended and restated as of January 1, 2011. Under the second amended and restated employment agreement, Mr. Flanagan continues to be employed as President and Chief Executive Officer of the company. The agreement terminates upon the earlier of December 31, 2025 (the year in which Mr. Flanagan reaches age 65) or the occurrence of certain events, including death, disability, termination by the company for "cause" or termination by Mr. Flanagan for "good reason."

The terms of Mr. Flanagan's amended employment agreement provide:

■ an annual base salary of $790,000;

■ the opportunity to receive an annual cash bonus award based on the achievement of performance criteria;

■ the opportunity to receive share awards based on the achievement of performance criteria;

■ eligibility to participate in incentive, savings and retirement plans, deferred compensation programs, benefit plans, fringe benefits and perquisites, and paid vacation, all as provided generally to other U.S.-based senior executives of the company;

■ post-employment compensation of one times the sum of base, bonus and share awards, subject to certain agreed minimums described below; and

■ certain stipulations regarding termination of employment that are described in **Potential payments upon termination or change in control for 2014** below.

**Post-employment compensation**

**Chief executive officer** – Pursuant to Mr. Flanagan's amended and restated employment agreement, in the event of his termination without "cause" or resignation for "good reason" he is entitled to receive the following payments and benefits (provided that he has not breached certain restrictive covenants):

■ his then-effective base salary through the date of termination;

■ a prorated portion of the greater of $4,750,000 or his most recent annual cash bonus;

■ immediate vesting and exercisability of all outstanding share-based awards;

■ any compensation previously deferred under a deferred compensation plan (unless a later payout date is stipulated in his deferral arrangements);

■ a cash severance payment generally equal to the sum of (i) his base salary, (ii) the greater of $4,750,000 or his most recent annual cash bonus, and (iii) his most recently made annual equity grant (unless the value thereof is less than 50% of the next previously-made grant, in which case the value of the next previously-made grant will be used);

■ continuation of medical benefits for him, his spouse and his covered dependents for a period of up to 36 months following termination;

■ any accrued vacation; and

■ any other vested amounts or benefits under any other plan or program.

**Other named executive officers** – Our other named executive officers are parties to employment arrangements that create salary continuation periods of six or twelve months in the event of involuntary termination of service without cause. (See **Potential payments upon termination or change in control for 2014** below.)

**Change-in-control arrangements**

Generally, all participants who hold equity awards, including our named executive officers, are eligible, under certain circumstances, for accelerated vesting in the event of a change of control of the company that is followed by involuntary termination of employment other than for cause or by voluntary termination for "good reason."

## Chief executive officer total compensation cap

In respect to 2015, our committee determined to cap our chief executive officer's total compensation at $25 million, with actual pay expected to be below that level. The compensation subject to the 2015 compensation cap consists of 2015 base salary and annual cash bonus, annual stock deferral award and long-term equity award earned in 2015 and granted in 2016. The committee believes this enhancement supports best practices and is consistent with market practice.

## Compensation Committee report

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis included in this Proxy Statement. Based on this review and discussion, the Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2014.

Respectfully submitted by the Compensation Committee:

C. Robert Henrikson (Chairperson)
Ben F. Johnson III
Denis Kessler
Edward P. Lawrence
G. Richard Wagoner, Jr.
Phoebe A. Wood

## Summary compensation table for 2014

The following table sets forth information about compensation earned by our named executive officers during 2012, 2013 and 2014 in accordance with SEC rules. The information presented below may be different from compensation information presented in this Proxy Statement under the caption **Executive compensation – Compensation discussion and analysis**, as such section describes compensation decisions made in respect of the indicated fiscal year, regardless of when such compensation was actually paid or granted. For an explanation of the principal differences between the presentation in the **Compensation discussion and analysis** and the table below, please see the note on page 37.

| Name and Principal Position | Year | Salary ($)[1] | Share Awards ($)[2] | Non-Equity Incentive Plan Compensation ($)[3] | All Other Compensation ($)[4,5] | Total ($)[5] |
|---|---|---|---|---|---|---|
| **Martin L. Flanagan** President and Chief Executive Officer | 2014 2013 2012 | 790,000 790,000 790,000 | 9,734,957 8,349,960 8,349,969 | 4,925,000 4,475,000 3,375,000 | 172,045 181,514 257,203 | 15,622,002 13,796,474 12,772,172 |
| **Loren M. Starr** Senior Managing Director and Chief Financial Officer | 2014 2013 2012 | 450,000 450,000 450,000 | 2,249,976 2,118,525 2,154,972 | 1,135,000 1,030,000 859,950 | 27,030 26,448 25,716 | 3,862,006 3,624,973 3,490,638 |
| **G. Mark Armour** Senior Managing Director and Head of EMEA | 2014 2013 2012 | 493,585 469,790 440,969 | 3,039,939 2,324,969 2,849,983 | 1,800,000 1,525,017 874,691 | 90,808 133,825 19,524 | 5,424,332 4,453,601 4,185,167 |
| **Andrew T.S. Lo**[5] Senior Managing Director and Head of Invesco Asia Pacific | 2014 2013 2012 | 462,421 462,389 − | 2,629,986 2,191,742 − | 1,475,000 1,324,983 − | 66,327 60,027 − | 4,633,734 4,039,141 − |
| **Philip A. Taylor** Senior Managing Director and Head of Americas | 2014 2013 2012 | 576,339 616,453 638,434 | 4,344,951 4,069,962 4,069,953 | 2,710,093 2,463,721 2,105,860 | 25,718 22,377 73,487 | 7,657,101 7,172,513 6,887,734 |

1 For each of the named executive officers, includes salary that was eligible for deferral, at the election of the named executive officer, under our 401(k) plan or similar plan in the named executive officer's country. For each of the named executive officers, salary is unchanged from 2013. For Messrs. Armour, Lo and Taylor, base salary is converted to U.S. dollars using an average annual exchange rate.

2 For share awards granted in 2014, includes time-based and performance-based equity awards that generally vest in four equal annual installments on each anniversary of the date of grant. The value of performance-based awards is based on the grant date value and reflects the probable outcome of such conditions and represents the highest level of achievement. See, **Grants of plan-based share awards for 2014** below for information about the number of shares underlying each of the time-based and performance-based equity awards.
  Grant date fair values were calculated in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 718 "Compensation − Stock Compensation" ("ACS 718"). The grant date fair value was calculated by multiplying the number of shares granted by the closing price of the company's common shares on the date of grant.
 The amounts disclosed do not reflect the value actually realized by the named executive officers. For additional information, please see Note 11 − "Share-Based Compensation" to the financial statements in our 2014 Annual Report form 10-K.

3 Reflects annual cash bonus award earned for fiscal year by the named executive officers under the Executive Incentive Bonus Plan and paid in February of the following year. Mr. Armour's 2014 annual cash bonus award is converted to U.S. dollars using an average annual exchange rate.

4 The following table reflects the items that are included in the All Other Compensation column for 2014. For 2014, excludes dividends paid on unvested stock awards, as those amounts are factored into grant date fair value.

5 All Other Compensation excludes dividends paid on unvested stock awards, as share award values represent the aggregate grant date fair value for all grants made during each fiscal year in accordance with the requirements of ASC 718. All Other Compensation has been restated to exclude dividends paid on unvested stock awards as follows for 2013 and 2012, respectively: Flanagan ($585,288, $471,763), Starr ($150,881, $123,800), Armour ($212,534, $204,457), Lo ($159,284, n/a), and Taylor ($285,329, $238,089). For 2013 and 2012, Total compensation also has been adjusted to reflect the removal of dividends paid on unvested stock awards.

6 Mr. Lo was not an NEO in 2012.

## All other compensation table for 2014

| Name | Insurance Premiums ($) | Company Contributions to Retirement and 401(k) Plans ($)[1] | Tax Consultation ($) | Perquisites ($)[2] | Total All Other Compensation ($) |
|---|---|---|---|---|---|
| Martin L. Flanagan | 5,166 | 22,350 | – | 144,529 | 172,045 |
| Loren M. Starr | 4,680 | 22,350 | – | – | 27,030 |
| G. Mark Armour | 3,210 | 8,951 | 37,090 | 41,557 | 90,808 |
| Andrew T.S. Lo | 6,985 | 53,428 | 5,915 | – | 66,327 |
| Philip A. Taylor | 4,253 | 12,194 | 9,270 | – | 25,718 |

1 Amounts of matching contributions paid by the company to our retirement plans are calculated on the same basis for all plan participants, including the named executive officers.

2 Perquisites include the following:

With respect to Mr. Flanagan, includes $139,384 for his personal use of company-provided aircraft. The company pays certain hourly, monthly and annual fees for its use of a fractionally-owned airplane. The company also leases an airplane for which it pays direct operating expenses, and monthly lease payments and management fees. We calculate the aggregate incremental cost to the company for personal use based on the average variable costs of operating the airplanes. Variable costs include fuel, repairs, travel expenses for the flight crews, and other miscellaneous expenses. This methodology excludes fixed costs that do not change based on usage, such as depreciation, maintenance, taxes and insurance. Mr. Flanagan's total also includes certain amounts for technology support and fees paid by the company for the officer's and his spouse's recreational activities in conjunction with a company-sponsored off-site business meeting.

With respect to Mr. Armour, includes (i) $39,228 for relocation expenses paid for by the company; and (ii) fees paid by the company for the officer's and his spouse's recreational activities in conjunction with a company-sponsored off-site business meeting.

## Grants of plan-based share awards for 2014

The Compensation Committee granted share awards to each of the named executive officers during 2014. Share awards are subject to transfer restrictions and are generally subject to forfeiture prior to vesting upon a recipient's termination of employment. All share awards immediately become vested upon the recipient's termination of employment during the 24-month period following a change in control (i) by the company other than for cause or disability, or (ii) by the recipient for good reason.

The following table presents information concerning plan-based awards granted to each of the named executive officers during 2014.

| Name | Grant Date | Committee Action Date | Vesting | Estimated Future Payout Under Equity Incentive Plan Awards[1] | | All Other Share Awards (#)[2] | Closing Market Price on Date of Grant ($/Share) | Grant Date Fair Value of Share Awards ($)[3] |
|---|---|---|---|---|---|---|---|---|
| | | | | Threshold (#) | Maximum (#) | | | |
| **Martin L. Flanagan** | 02/28/14 | 02/13/14 | 4-year ratable | – | 69,008 | – | 34.30 | 2,366,974 |
| | 02/28/14 | 02/13/14 | 4-year ratable | – | – | 214,810 | 34.30 | 7,367,983 |
| **Loren M. Starr** | 02/28/14 | 02/13/14 | 4-year ratable | – | 15,743 | – | 34.30 | 539,984 |
| | 02/28/14 | 02/13/14 | 4-year ratable | – | – | 49,854 | 34.30 | 1,709,992 |
| **G. Mark Armour** | 02/28/14 | 02/13/14 | 4-year ratable | – | 20,553 | – | 34.30 | 704,967 |
| | 02/28/14 | 02/13/14 | 4-year ratable | – | – | 68,075 | 34.30 | 2,334,972 |
| **Andrew T.S. Lo** | 02/28/14 | 02/13/14 | 4-year ratable | – | 18,367 | – | 34.30 | 629,988 |
| | 02/28/14 | 02/13/14 | 4-year ratable | – | – | 58,309 | 34.30 | 1,999,998 |
| **Philip A. Taylor** | 02/28/14 | 02/13/14 | 3-year ratable | – | 21,647 | – | 34.30 | 742,492 |
| | 02/28/14 | 02/13/14 | 4-year cliff | – | 7,215 | – | 34.30 | 247,474 |
| | 02/28/14 | 02/13/14 | 3-year ratable | – | – | 73,360 | 34.30 | 2,516,248 |
| | 02/28/14 | 02/13/14 | 4-year cliff | – | – | 24,453 | 34.30 | 838,737 |

1 Performance-based equity awards were granted under the 2011 Global Equity Incentive Plan. For each of the named executive officers other than Mr. Taylor, performance-based equity awards are four-year awards that vest 25% each year on the anniversary of the date of grant. With respect to Mr. Taylor, performance-based equity awards are comprised of a 3-year award that vests ratably and a 4-year award that vests 100% on the fourth anniversary of the date of grant. Performance-based equity awards are tied to the achievement of specified levels of adjusted operating margin or adjusted diluted earnings per share. Full vesting of the performance-based equity award occurs in the event that either target financial measure is achieved. Partial vesting of the award occurs on a pro-rated basis based on straight-line interpolation between a minimum threshold and the target financial measure. The award will vest based upon the higher achieved financial measure for that year. Dividend equivalents are deferred for such performance-based equity awards and will only be paid at the same rate as on our shares if and to the extent an award vests. The target financial measures and minimum thresholds for the performance-based equity awards granted in 2014 are illustrated below. As noted above, our target financial measures and minimum thresholds for awards granted in 2015 have increased. See **Executive Compensation – Compensation Discussion and Analysis – Our variable incentive compensation** for additional detail.

| Adjusted Operating Margin | Vesting | | Adjusted Diluted EPS | Vesting |
|---|---|---|---|---|
| Equal to or greater than 25.5% | 100% | or | Equal to or greater than $1.10 | 100% |
| Less than 22% | 0% | | Less than $0.75 | 0% |

2 Time-based equity awards were granted under the 2011 Global Equity Incentive Plan. For each of the named executive officers other than Mr. Taylor, time-based equity awards are four-year awards that vest 25% each year on the anniversary of the date of grant. With respect to Mr. Taylor, time-based equity awards are comprised of a 3-year award that vests ratably and a 4-year award that vests 100% on the fourth anniversary of the date of grant. Dividends and dividend equivalents are paid on unvested awards at the same time and rate as on our shares.

3 The grant date fair value is the total amount that the company will recognize as expense under applicable accounting requirements if the share awards fully vest. This amount is included in our Summary Compensation Table each year. Grant date fair values were calculated in accordance with ASC 718. The grant date fair value is calculated by multiplying the number of shares granted by the closing price of our common shares on the day the award was granted. With respect to the performance-based equity awards, the grant date fair value also represents the probable outcome of such performance conditions and represents the highest level of achievement.

## Outstanding share awards at fiscal year-end for 2014

The following table provides information as of December 31, 2014 about the outstanding share awards held by our named executive officers.

| Name | Footnotes | Date of Grant | Number of Shares or Units that Have Not Vested (#) | Market Value of Shares or Units that Have Not Vested ($) | Equity Incentive Plan Awards that Have not Vested (#) | Equity Incentive Plan Awards that Have Not Vested ($) |
|---|---|---|---|---|---|---|
| **Martin L. Flanagan** | 1 | 02/28/11 | 77,776 | 3,073,708 | – | – |
| | 2 | 02/28/12 | 126,102 | 4,983,551 | – | – |
| | 3 | 02/28/12 | – | – | 41,166 | 1,626,880 |
| | 4 | 02/28/13 | 176,232 | 6,964,689 | – | – |
| | 5 | 02/28/13 | – | – | 57,531 | 2,273,625 |
| | 6 | 02/28/14 | 214,810 | 8,489,291 | – | – |
| | 7 | 02/28/14 | – | – | 69,008 | 2,727,196 |
| **Loren M. Starr** | 1 | 02/28/11 | 20,073 | 793,285 | – | – |
| | 2 | 02/28/12 | 32,652 | 1,290,407 | – | – |
| | 3 | 02/28/12 | – | – | 10,517 | 415,632 |
| | 4 | 02/28/13 | 44,613 | 1,763,106 | – | – |
| | 5 | 02/28/13 | – | – | 14,697 | 580,825 |
| | 6 | 02/28/14 | 49,854 | 1,970,230 | – | – |
| | 7 | 02/28/14 | – | – | 15,743 | 622,163 |
| **G. Mark Armour** | 1 | 02/28/11 | 28,875 | 1,141,140 | – | – |
| | 2 | 02/28/12 | 44,972 | 1,777,293 | – | – |
| | 3 | 02/28/12 | – | – | 14,123 | 558,141 |
| | 4 | 02/28/13 | 50,392 | 1,991,492 | – | – |
| | 5 | 02/28/13 | – | – | 14,697 | 580,825 |
| | 6 | 02/28/14 | 68,075 | 2,690,324 | – | – |
| | 7 | 02/28/14 | – | – | 20,553 | 812,255 |
| **Andrew T.S. Lo** | 1 | 02/28/11 | 20,702 | 818,143 | – | – |
| | 2 | 02/28/12 | 34,004 | 1,343,838 | – | – |
| | 3 | 02/28/12 | – | – | 10,517 | 415,632 |
| | 4 | 02/28/13 | 46,662 | 1,844,082 | – | – |
| | 5 | 02/28/13 | – | – | 14,697 | 580,825 |
| | 6 | 02/28/14 | 58,309 | 2,304,372 | – | – |
| | 7 | 02/28/14 | – | – | 18,367 | 725,864 |
| **Philip A. Taylor** | 8 | 02/28/11 | 37,909 | 1,498,164 | – | – |
| | 8 | 02/28/12 | 31,149 | 1,231,008 | – | – |
| | 9 | 02/28/12 | – | – | 9,615 | 379,985 |
| | 4 | 02/28/13 | 87,066 | 3,440,848 | – | – |
| | 5 | 02/28/13 | – | – | 26,875 | 1,062,100 |
| | 6 | 02/28/14 | 97,813 | 3,865,570 | – | – |
| | 7 | 02/28/14 | – | – | 28,862 | 1,140,626 |

1 February 28, 2011. Share award vests in four equal installments. As of December 31, 2014, the unvested share award represents 25% of the original grant.
2 February 28, 2012. Share award vests in four equal installments. As of December 31, 2014, the unvested share award represents 50% of the original grant.
3 February 28, 2012. Performance-based share award vests in four equal installments. As of December 31, 2014, the unvested share award represents 50% of the maximum award.
4 February 28, 2013. Share award vests in four equal installments. As of December 31, 2014, the unvested share award represents 75% of the original grant.
5 February 28, 2013. Performance-based share award vests in four equal installments. As of December 31, 2014, the unvested share award represents 75% of the maximum award.
6 February 28, 2014. Share award vests in four equal installments. As of December 31, 2014, the unvested share award represents 100% of the original grant.
7 February 28, 2014. Performance-based share award vests in four equal installments. As of December 31, 2014, the unvested share award represents 100% of the maximum award.
8 February 28, 2011 and February 28, 2012 awards. Share awards vest in one installment. As of December 31, 2014, the unvested share award represents 100% of the original grant.
9 February 28, 2012. Performance-based share award vests in four equal installments. As of December 31, 2014, the unvested share award represents 25% of the maximum award.

## Shares vested for 2014

The following table provides information about equity awards held by our named executive officers that vested in 2014:

| Name | Share Awards | |
| --- | --- | --- |
| | Number of Shares Acquired on Vesting | Value Realized on Vesting ($) |
| Martin L. Flanagan | 322,345 | 10,957,643 |
| Loren M. Starr | 82,930 | 2,818,908 |
| G. Mark Armour | 117,363 | 3,981,229 |
| Andrew T.S. Lo | 87,547 | 2,974,144 |
| Philip A. Taylor | 166,959 | 5,844,709 |

## Potential payments upon termination or change in control for 2014

The following tables summarize the estimated payments to be made under each agreement, plan or arrangement in effect as of December 31, 2014 which provides for payments to a named executive officer at, following or in connection with a termination of employment or a change in control. However, in accordance with SEC regulations, we do not report any amount to be provided to a named executive officer under any arrangement which does not discriminate in scope, terms or operation in favor of our named executive officers and which is available generally to all salaried employees. In accordance with SEC regulations, this analysis assumes that the named executive officer's date of termination is December 31, 2014, and the price per share of our common shares on the date of termination is the closing price of our common shares on the NYSE on that date, which was $39.52.

**Martin L. Flanagan**

| Benefit and Payments Upon Termination[1] | Voluntary Termination without Good Reason ($) | Termination by Executive for Good Reason or Involuntary Termination by the Company without Cause ($) | Involuntary Termination for Cause ($) | Retirement ($) | Death or Disability ($) | Change in Control ($)[2] | Qualified Termination Following Change in Control ($)[3] |
| --- | --- | --- | --- | --- | --- | --- | --- |
| Salary Continuation | – | – | – | – | – | – | – |
| Annual Cash Bonus[4] | 4,750,000 | 4,750,000 | – | – | 4,750,000 | – | 4,750,000 |
| Severance Payment[5] | – | 15,274,957 | – | – | – | – | 15,274,957 |
| Share Awards | – | 30,138,940 | – | – | 30,138,940 | 30,138,940 | 30,138,940 |
| Welfare Benefits[6] | – | 53,665 | – | – | – | – | 53,665 |

1 Pursuant to the terms of the second amended and restated master employment agreement effective January 1, 2011 between the company and Mr. Flanagan (the "Flanagan Agreement"), Mr. Flanagan is entitled to certain benefits upon termination of employment. Following any notice of termination, Mr. Flanagan would continue to receive salary and benefits compensation, and the vesting periods with respect to any outstanding share awards would continue to run, in the normal course until the date of termination. In accordance with SEC rules, the information presented in this table assumes a termination date of December 31, 2014 and that the applicable notice had been given prior to such date.
2 Payment would only be made in the event that the share award was not assumed, converted or replaced in connection with a change in control.
3 Assumes termination by Mr. Flanagan for "good reason" or a termination by the company other than for cause or disability following a change in control.
4 Pursuant to the terms of the Flanagan Agreement, Mr. Flanagan is entitled to an annual cash bonus that is equal to the greater of $4,750,000 or his most recent annual cash bonus upon certain terminations of employment.
5 Pursuant to the terms of the Flanagan Agreement, Mr. Flanagan's severance payment is equal to the sum of (i) his base salary, (ii) the greater of $4,750,000 or his most recent annual cash bonus, and (iii) the fair market value at grant of his most recent equity award.
6 Pursuant to the terms of the Flanagan Agreement, Mr. Flanagan and his covered dependents are entitled to medical benefits for a period of 36 months following termination. Represents cost to the company for reimbursement of such medical benefits.

**Loren M. Starr**

| Benefit and Payments Upon Termination[1] | Voluntary Termination without Good Reason ($) | Termination by Executive for Good Reason or Involuntary Termination by the Company without Cause ($) | Involuntary Termination for Cause ($) | Retirement ($)[2] | Death or Disability ($) | Change in Control ($)[3] | Qualified Termination Following Change in Control ($)[4] |
|---|---|---|---|---|---|---|---|
| Salary Continuation | – | – | – | – | – | – | – |
| Annual Cash Bonus | – | – | – | – | – | – | – |
| Severance Payment | – | – | – | – | – | – | – |
| Share Awards | – | 7,435,648 | – | – | 7,435,648 | 7,435,648 | 7,435,648 |
| Welfare Benefits | – | – | – | – | – | – | – |

**G. Mark Armour**

| Benefit and Payments Upon Termination[1] | Voluntary Termination without Good Reason ($) | Termination by Executive for Good Reason or Involuntary Termination by the Company without Cause ($) | Involuntary Termination for Cause ($) | Retirement ($)[2] | Death or Disability ($) | Change in Control ($)[3] | Qualified Termination Following Change in Control ($)[4] |
|---|---|---|---|---|---|---|---|
| Salary Continuation | – | – | – | – | – | – | – |
| Annual Cash Bonus | – | – | – | – | – | – | – |
| Severance Payment | – | – | – | – | – | – | – |
| Share Awards | – | 9,551,470 | – | 1,141,140 | 9,551,470 | 9,551,470 | 9,551,470 |
| Welfare Benefits | – | – | – | – | – | – | – |

**Andrew T.S. Lo**

| Benefit and Payments Upon Termination[1] | Voluntary Termination without Good Reason ($) | Termination by Executive for Good Reason or Involuntary Termination by the Company without Cause ($) | Involuntary Termination for Cause ($) | Retirement ($)[2] | Death or Disability ($) | Change in Control ($)[3] | Qualified Termination Following Change in Control ($)[4] |
|---|---|---|---|---|---|---|---|
| Salary Continuation | – | – | – | – | – | – | – |
| Annual Cash Bonus | – | – | – | – | – | – | – |
| Severance Payment | – | – | – | – | – | – | – |
| Share Awards | – | 8,032,756 | – | – | 8,032,756 | 8,032,756 | 8,032,756 |
| Welfare Benefits | – | – | – | – | – | – | – |

**Philip A. Taylor**

| Benefit and Payments Upon Termination[1] | Voluntary Termination without Good Reason ($) | Termination by Executive for Good Reason or Involuntary Termination by the Company without Cause ($) | Involuntary Termination for Cause ($) | Retirement ($)[2] | Death or Disability ($) | Change in Control ($)[3] | Qualified Termination Following Change in Control ($)[4] |
|---|---|---|---|---|---|---|---|
| Salary Continuation | – | – | – | – | – | – | – |
| Annual Cash Bonus | – | – | – | – | – | – | – |
| Severance Payment | – | – | – | – | – | – | – |
| Share Awards | – | 12,618,301 | – | 1,498,164 | 12,618,301 | 12,618,301 | 12,618,301 |
| Welfare Benefits | – | – | – | – | – | – | – |

1 Each of Messrs. Starr, Armour, Lo and Taylor is a party to an agreement that provides for a termination notice period of either six or twelve months. Following any notice of termination, the employee would continue to receive salary and benefits compensation, and the vesting periods with respect to any outstanding share awards would continue to run, in the normal course until the date of termination. In accordance with SEC rules, the information presented in this table assumes a termination date of December 31, 2014 and that the applicable notice had been given prior to such date.

2 Pursuant to the terms of the 2008 Global Equity Incentive Plan, in the event of retirement, restricted stock units would continue to vest provided the holding period had been met. This analysis assumes a retirement date of December 31, 2014 and that the holding period had been met. With respect to Messrs. Armour and Taylor, a benefit in the respective amount of $1,141,140 and $1,498,164 would be payable on the scheduled 2015 vesting date with respect to their award that was granted in February 2011. These values represent an assumed value of $39.52, which is the closing price of our common shares on the NYSE on December 31, 2014. Actual value to be received by the named executive officer will be the closing price of our common shares on the NYSE on the scheduled date of distribution.

3 Payment would only be made in the event that the share award was not assumed, converted or replaced in connection with a change in control.

4 Assumes termination for "good reason" or a termination by the company other than for cause or disability following a change in control.

## Information regarding equity compensation plans

The following table sets forth information, as of December 31, 2014, about common shares that may be issued under our existing equity compensation plans.

| Name of Plan | Approved by Security Holders[1] | Active/ Inactive Plan[2] | Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights | Weighted Average Exercise Price of Outstanding Options, Warrants and Rights ($)[3] | Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Outstanding Options) [4] |
|---|---|---|---|---|---|
| **Approved plans:** | | | | | |
| 2011 Global Equity Incentive Plan | ✓ | Active | – | N/A | 14,525,535 |
| 2000 Share Option Plan | ✓ | Inactive | 271,164 | 13.78 | – |
| Subtotal - Approved Plans | | | 271,164 | | 14,525,535 |
| **Unapproved plans:** | | | | | |
| 2010 Global Equity Incentive Plan (ST) | | Active | – | N/A | 1,853,407 |
| Subtotal - Unapproved Plans | | | – | | 1,853,407 |
| Total | | | 271,164 | | 16,378,942 |

1 With respect to the 2010 Global Equity Incentive Plan (ST), shares are issued only as employment inducement awards in connection with a strategic transaction and, as a result, do not require shareholder approval under the rules of the New York Stock Exchange or otherwise.
2 With respect to the 2000 Share Option Plan, no further grants will be made under this plan.
3 Share options were granted in Pounds Sterling (£) and in this table have been converted to U.S. dollars using the exchange rate of $1.56/£1 as of December 31, 2014. With respect to the 2000 Share Option Plan, outstanding stock options have a weighted average remaining contractual life of one year.
4 Excludes unvested restricted stock awards and unvested restricted stock units.

# Compensation Committee Interlocks and Insider Participation

During fiscal year 2014, the following directors served as members of the Compensation Committee: C. Robert Henrikson (Chairperson), Ben F. Johnson III, Denis Kessler, Edward P. Lawrence, G. Richard Wagoner, Jr. and Phoebe A. Wood. In addition, Sir John Banham and Rex D. Adams served on the Compensation Committee prior to their retirement at the 2014 Annual General Meeting of Shareholders. No member of the Compensation Committee was an officer or employee of the company or any of its subsidiaries during 2014, and no member of the Compensation Committee was formerly an officer of the company or any of its subsidiaries or was a party to any disclosable related person transaction involving the company. During 2014, none of the executive officers of the company has served on the board of directors or on the compensation committee of any other entity that has or had executive officers serving as a member of the Board of Directors or Compensation Committee of the company.

# Report of the Audit Committee

## Membership and role of the Audit Committee

The Audit Committee of the Board consists of J. Thomas Presby (Chairperson), C. Robert Henrikson, Ben F. Johnson III, Denis Kessler, Edward P. Lawrence, G. Richard Wagoner, Jr. and Phoebe A. Wood. Each of the members of the Audit Committee is independent as such term is defined under the NYSE listing standards and applicable law. The primary purpose of the Audit Committee is to assist the Board of Directors in fulfilling its responsibility to oversee (i) the company's financial reporting, auditing and internal control activities, including the integrity of the company's financial statements, (ii) the independent auditor's qualifications and independence, (iii) the performance of the company's internal audit function and independent auditor, and (iv) the company's compliance with legal and regulatory requirements. The Audit Committee's function is more fully described in its written charter, which is available on the corporate governance section of the company's Web site.

## Review of the company's audited consolidated financial statements for the fiscal year ended December 31, 2014

The Audit Committee has reviewed and discussed the audited financial statements of the company for the fiscal year ended December 31, 2014 with the company's management. The Audit Committee has also performed the other reviews and duties set forth in its charter. The Audit Committee has discussed with PricewaterhouseCoopers LLP ("PwC"), the company's independent registered public accounting firm, the matters required to be discussed by professional auditing standards. The Audit Committee has also received the written disclosures and the letter from PwC required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the Audit Committee concerning independence, and has discussed the independence of PwC with that firm. Based on the Audit Committee's review and discussions noted above, the Audit Committee recommended to the Board of Directors that the company's audited consolidated financial statements be included in the company's Annual Report for filing with the SEC.

Respectfully submitted by the Audit Committee:

J. Thomas Presby (Chairperson)
C. Robert Henrikson
Ben F. Johnson III
Denis Kessler
Edward P. Lawrence
G. Richard Wagoner, Jr.
Phoebe A. Wood

# Fees Paid to Independent Registered Public Accounting Firm

The Audit Committee of the Board, with the approval of the shareholders, engaged PwC to perform an annual audit of the company's consolidated financial statements for fiscal year 2014. The following table sets forth the approximate aggregate fees billed or expected to be billed to the company by PwC for fiscal year 2014 and 2013, for the audit of the company's annual consolidated financial statements and for other services rendered by PwC in 2014 and 2013.

| | Fiscal Year ($ in millions) | |
| --- | --- | --- |
| | **2014** | **2013** |
| Audit Fees[1] | 4.2 | 3.9 |
| Audit-Related Fees[2] | 2.1 | 1.4 |
| Tax Fees[3] | 0.9 | 0.3 |
| All Other Fees[4] | 0.6 | – |
| TOTAL FEES | 7.8 | 5.6 |

1 The 2014 Audit Fees amount includes approximately $2.7 million (2013: $2.5 million) for audits of the company's consolidated financial statements and $1.4 million (2013: $1.4 million) for statutory audits of subsidiaries. These amounts do not include fees paid to PwC associated with audits conducted on certain of our affiliated mutual funds, unit trusts and partnerships.
2 Audit-Related Fees consist of attest services not required by statute or regulation, audits of employee benefit plans and accounting consultations in connection with new accounting pronouncements and acquisitions.
3 Tax Fees consist of compliance and advisory services.
4 All Other Fees consist principally of transaction-related services.

# Pre-Approval Process and Policy

The Audit Committee has adopted policies and procedures for pre-approving all audit and non-audit services provided by our independent auditors. The policy is designed to ensure that the auditor's independence is not impaired. The policy sets forth the Audit Committee's views on audit, audit-related, tax and other services. It provides that, before the company engages the independent auditor to render any service, the engagement must either be specifically approved by the Audit Committee or fall into one of the defined categories that have been pre-approved. The policy defines the services and the estimated range of fees for such services that the committee has pre-approved. The term of any such categorical approval is 12 months, unless the committee specifically provides otherwise, and the policy requires the related fee levels to be set annually. Where actual invoices in respect of any service are materially in excess of the estimated range, the committee must approve such excess amount prior to payment. The policy also prohibits the company from engaging the auditors to provide certain defined non-audit services that are prohibited under SEC rules. Under the policy, the Audit Committee may delegate pre-approval authority to one or more of its members, but may not delegate such authority to the company's management. Under the policy, our management must inform the Audit Committee of each service performed by our independent auditor pursuant to the policy. Requests to the Audit Committee for separate approval must be submitted by both the independent auditor and our Chief Financial Officer and the request must include a joint statement as to whether it is deemed consistent with the SEC's and PCAOB's rules on auditor independence.

All audit and non-audit services provided to the company and its subsidiaries by PwC during fiscal years 2014 and 2013 were either specifically approved or pre-approved under the policy.

# Certain Relationships and Related Transactions

## Share repurchases

In order to pay withholding or other similar taxes due in connection with the vesting of equity awards granted under our incentive plans, employee participants, including our named executive officers, may elect the "net shares" method whereby the company purchases from the participant shares equal in value to the tax withholding liability in connection with vesting equity awards. Under the "net shares" method, the price per share paid by the company for repurchases is the closing price of the company's common shares on the NYSE on the vesting date. During fiscal 2014, the company repurchased common shares from the executive officers for the aggregate consideration shown in the following table:

| Name and Title | Number of Shares Repurchased (#) | Aggregate Consideration ($) |
|---|---|---|
| G. Mark Armour<br>Senior Managing Director and Head of EMEA | 32,783 | 1,112,077 |
| Kevin M. Carome<br>Senior Managing Director and General Counsel | 26,401 | 897,693 |
| Martin L. Flanagan<br>President and Chief Executive Officer | 154,567 | 5,254,278 |
| Karen Dunn Kelley<br>Senior Managing Director, Investments | 36,219 | 1,231,833 |
| Colin D. Meadows<br>Senior Managing Director and Chief Administrative Officer | 46,025 | 1,562,390 |
| Loren M. Starr<br>Senior Managing Director and Chief Financial Officer | 39,769 | 1,351,805 |
| Philip A. Taylor<br>Senior Managing Director and Head of the Americas | 82,693 | 2,894,808 |

## Interests in or alongside Invesco-sponsored private funds

Some of our employees, including our executive officers, their spouses, related charitable foundations or entities they own or control are provided the opportunity to invest in or alongside Invesco-sponsored private funds that we offer to independent investors. We generally limit such investments to employees that meet certain accreditation requirements. Employees who make such investments usually do not pay management or performance fees charged to independent investors. In addition, certain of our employees, including some of our executive officers, receive the right to share in performance fees earned by Invesco in connection with our management of Invesco-sponsored private funds. Messrs. Flanagan, Armour, Carome, Lo, Starr and Ms. Kelley have made investments in or alongside Invesco-sponsored private funds. Distributions exceeding $120,000 from Invesco-sponsored private funds during the fiscal year ended December 31, 2014 made to our executive officers (or persons or entities affiliated with them) consisting of profits, other income, return of capital and performance fees, as applicable, are as follows: Martin L. Flanagan – $389,179; Loren M. Starr – $147,394 and G. Mark Armour – $143,932.

## Other

A relative of Mr. Flanagan is an employee in our U.S. business and earned $266,562 in total compensation in 2014. His compensation was established in accordance with the company's employment and compensation practices applicable to employees with equivalent qualifications and responsibilities and holding similar positions.

# Related Person Transaction Policy

The Board of Directors has adopted written Policies and Procedures with Respect to Related Person Transactions to address the review, approval, disapproval or ratification of related person transactions. "Related persons" include the company's executive officers, directors, director nominees, holders of more than five percent (5%) of the company's voting securities, immediate family members of the foregoing persons, and any entity in which any of the foregoing persons is employed, is a partner or is in a similar position, or in which such person has a 5% or greater ownership interest. A "related person transaction" means a transaction or series of transactions in which the company participates, the amount involved exceeds $120,000, and a related person has a direct or indirect interest (with certain exceptions permitted by SEC rules).

Management is required to present for the approval or ratification of the Audit Committee all material information regarding an actual or potential related person transaction. The policy requires that, after reviewing such information, the disinterested members of the Audit Committee will approve or disapprove the transaction. Approval will be given only if the Audit Committee determines that such transaction is in, or is not inconsistent with, the best interests of the company and its shareholders. The policy further requires that in the event management becomes aware of a related person transaction that has not been previously approved or ratified, it must be submitted to the Audit Committee promptly. The policy also permits the chairperson of the Audit Committee to review and approve related person transactions in accordance with the terms of the policy between scheduled committee meetings. Any determination made pursuant to this delegated authority must be reported to the full Audit Committee at the next regularly scheduled meeting.

# Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires certain officers, directors and persons who beneficially own more than 10% of the company's common shares to file reports of ownership and reports of changes in ownership with the SEC. The reporting officers, directors and 10% shareholders are also required by SEC rules to furnish the company with copies of all Section 16(a) reports they file. Based solely on its review of copies of such reports, the company believes that all Section 16(a) filing requirements applicable to its directors, reporting officers and 10% shareholders were complied with during fiscal year 2014.

# Proposal No. 2 - Advisory Vote to Approve the Company's Executive Compensation

## General

The Dodd-Frank Act enables our shareholders to vote to approve, on an advisory (nonbinding) basis, the compensation of our named executive officers as disclosed in this proxy statement in accordance with the SEC's rules. We are asking our shareholders to indicate their support for our named executive officer compensation as described in this proxy statement. This proposal, commonly known as a "say-on-pay" proposal, gives our shareholders the opportunity to express their views on our named executive officer compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this proxy statement.

We are asking our shareholders to vote "FOR" the following resolution at the Annual General Meeting:

"RESOLVED, that the Company's shareholders approve, on an advisory (non-binding) basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the 2015 Annual General Meeting of Shareholders pursuant to the Securities and Exchange Commission's compensation disclosure rules, including the Compensation Discussion and Analysis, the compensation tables and related narrative discussion."

Invesco's compensation programs, particularly our annual incentive pools, are tied to the achievement of our strategic imperatives and financial results and our success in serving our clients' and shareholders' interests, as further described in **Executive Compensation** above. In considering their vote, we urge shareholders to review the information included in this proxy statement in **Executive Compensation**. Our Board of Directors and our Compensation Committee value the opinions of our shareholders and to the extent there is any significant vote against the named executive officer compensation as disclosed in this proxy statement, we will consider our shareholders' concerns, and the Compensation Committee will evaluate whether any actions are necessary to address those concerns. Under the Board's current policy, shareholders are given an opportunity to cast an advisory vote on this topic annually, with the next opportunity occurring in connection with the 2016 Annual General Meeting. At the 2014 Annual General Meeting of Shareholders, 84.1% of the votes cast were in favor of the advisory proposal to approve our named executive officer compensation. During 2014 and early 2015, we actively sought feedback on our compensation programs from our largest shareholders. The committee made a number of enhancements to the executive compensation program in response to shareholder feedback and the committee's review of the compensation market. Please see the section entitled **Executive Compensation** for detail on enhancements to our executive compensation program approved by our Compensation Committee in response to feedback from our shareholders and a market review of compensation programs.

## Recommendation of the board
**The board of directors unanimously recommends a vote "FOR" the approval of the compensation of our named executive officers, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the SEC.** This proposal requires the affirmative vote of a majority of votes cast at the Annual General Meeting.

# Proposal No. 3 - Appointment of Independent Registered Public Accounting Firm

## General

The Audit Committee of the Board has proposed the appointment of PwC as the independent registered public accounting firm to audit the company's consolidated financial statements for the fiscal year ending December 31, 2015 and to audit the company's internal control over financial reporting as of December 31, 2015. During and for the fiscal year ended December 31, 2014, PwC audited and rendered opinions on the financial statements of the company and certain of its subsidiaries. PwC also rendered an opinion on the company's internal control over financial reporting as of December 31, 2014. In addition, PwC provides the company with tax consulting and compliance services, accounting and financial reporting advice on transactions and regulatory filings and certain other services not prohibited by applicable auditor independence requirements. See **Fees Paid to Independent Registered Public Accounting Firm** above. Representatives of PwC are expected to be present at the Annual General Meeting and will have the opportunity to make a statement if they desire to do so. It is also expected that they will be available to respond to appropriate questions.

## Previous independent registered public accounting firm

During and for the fiscal year ended December 31, 2012, Ernst & Young LLP ("EY") audited and rendered opinions on the financial statements of the company and certain of its subsidiaries. EY also rendered an opinion on the company's internal control over financial reporting as of December 31, 2012. In addition, EY provided the company with tax consulting and compliance services, accounting and financial reporting advice on transactions and regulatory filings and certain other services not prohibited by applicable auditor independence requirements.

On February 25, 2013, the company notified EY of its decision to dismiss EY, effective as of that date, and to appoint another independent registered public accounting firm. The decision to change independent registered public accounting firms was approved by Invesco's Audit Committee. On February 28, 2013, Invesco engaged PwC as its new independent registered public accounting firm, effective immediately. The decision to engage PwC as Invesco's independent registered public accounting firm was approved by Invesco's Audit Committee. During the years ended December 31, 2012 and 2011, and through February 28, 2013, the date of PwC's engagement, Invesco did not consult with PwC regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

EY's reports on Invesco's financial statements for two fiscal years ended December 31, 2012 and 2011 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the two fiscal years ended December 31, 2012 and 2011, and in the subsequent period through February 25, 2013, the date of EY's dismissal, there were no disagreements with EY on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of EY, would have caused EY to make reference to the subject matter of the disagreements in connection with their reports on our financial statements for such periods. There were no "reportable events" (as defined in Item 304(a)(1)(v) of Regulation S-K) during the two fiscal years ended December 31, 2012 and 2011, or in the subsequent period through February 25, 2013.

## Recommendation of the board

**The board of directors unanimously recommends a vote "for" the appointment of PwC as the company's independent registered public accounting firm for the fiscal year ending December 31, 2015.** This proposal requires the affirmative vote of a majority of votes cast at the Annual General Meeting. If the appointment is not approved, the Audit Committee will reconsider the selection of PwC as the company's independent registered public accounting firm.

# Security Ownership of Principal Shareholders

The following table sets forth the common shares beneficially owned as of February 17, 2015 by each shareholder known to us to beneficially own more than five percent of the company's outstanding common shares. The percentage of ownership indicated in the following table is based on 429,062,047 common shares outstanding as of February 17, 2015.

| Name and Address of Beneficial Owner | Amount and Nature of Beneficial Ownership[1] | Percent of Class (%) |
|---|---|---|
| JPMorgan Chase & Co. 270 Park Avenue, New York, NY 10017 | 27,635,074[2] | 6.4 |
| The Vanguard Group 100 Vanguard Boulevard, Malvern, Pennsylvania 19355 | 24,015,054[3] | 5.6 |
| BlackRock, Inc. 40 East 52nd Street, New York, NY 10022 | 23,472,352[4] | 5.5 |

1 Except as described otherwise in the footnotes to this table, each beneficial owner in the table has sole voting and investment power with regard to the shares beneficially owned by such owner.
2 On January 15, 2015, JPMorgan Chase & Co. on behalf of itself and its wholly-owned subsidiaries (collectively, "JPMorgan Chase & Co.") filed a Schedule 13G/A with the SEC indicating that they had sole voting power with respect to 24,387,832 common shares, sole investment power with respect to 27,468,299 common shares, shared voting power with respect to 114,247 common shares, and shared investment power with respect to 166,775 common shares, of Invesco.
3 On February 10, 2015, The Vanguard Group, on behalf of itself and certain of its affiliates (collectively, "Vanguard") filed a Schedule 13G/A with the SEC indicating that Vanguard had sole voting power with respect to 739,852 common shares, sole investment power with respect to 23,312,624 common shares and shared investment power with respect to 702,430 common shares, of Invesco.
4 On February 2, 2015, BlackRock, Inc., on behalf of itself and certain of its affiliates (collectively, "BlackRock") filed a Schedule 13G/A with the SEC indicating that BlackRock had sole voting power with respect to 19,801,227 common shares and sole investment power with respect to 23,472,352 common shares, of Invesco.

# Security Ownership of Management

The following table lists the common shares beneficially owned as of February 17, 2015 by (1) each director and director nominee, (2) each executive officer named in the Summary Compensation Table below, and (3) all current directors, director nominees and executive officers as a group. The percentage of ownership indicated in the following table is based on 429,062,047 of the company's common shares outstanding on February 17, 2015.

Beneficial ownership reported in the below table has been determined according to SEC regulations and includes common shares that may be acquired within 60 days after February 17, 2015, upon the exercise of outstanding share options, but excludes deferred shares which are disclosed in a separate column. Unless otherwise indicated, all directors, director nominees and executive officers have sole voting and investment power with respect to the shares shown. No shares are pledged as security. As of February 17, 2015, no individual director, director nominee or named executive officer owned beneficially 1% or more of our common shares, and our directors, director nominees and executive officers as a group owned approximately 1.8% of our outstanding common shares.

| Name | Common Shares Beneficially Owned | Deferred Share Awards[1] | Total |
|---|---|---|---|
| Joseph R. Canion | 35,029 | 5,925 | 40,954 |
| Martin L. Flanagan[2] | 3,951,401 | – | 3,951,401 |
| C. Robert Henrikson | 10,910 | – | 10,910 |
| Ben F. Johnson III | 22,431 | – | 22,431 |
| Denis Kessler | 35,176 | – | 35,176 |
| Edward P. Lawrence | 32,034 | – | 32,034 |
| J. Thomas Presby[3] | 22,652 | – | 22,652 |
| Sir Nigel Sheinwald[4] | – | – | – |
| G. Richard Wagoner, Jr.[5] | 9,561 | – | 9,561 |
| Phoebe A. Wood[6] | 20,440 | – | 20,440 |
| G. Mark Armour | 369,990 | 73,847 | 443,837 |
| Andrew T. S. Lo | 283,442 | 159,677 | 443,119 |
| Loren M. Starr | 423,837 | | 423,837 |
| Philip A. Taylor | 231,927 | 253,937 | 485,864 |
| All Directors and Executive Officers as a Group (17 persons) | 7,061,103 | 509,096 | 7,567,199 |

1 For Mr. Canion, represents deferred shares awarded under our legacy Deferred Fees Share Plan. For the named executive officers, represents Restricted Stock Units under the 2008 Global Equity Incentive Plan and 2011 Global Equity Incentive Plan, as applicable. None of the shares subject to such awards may be voted or transferred by the participant.
2 For Mr. Flanagan, includes an aggregate of 3,188,276 shares held in trust and 400 shares held by Mr. Flanagan's spouse. Mr. Flanagan has shared voting and investment power with respect to these shares.
3 For Mr. Presby, includes 17,944 shares held in trust via a defined benefit account. Mr. Presby has sole voting and investment power with respect to these shares.
4 Sir Nigel Sheinwald is a new nominee to the Board of Directors, and his service will commmence upon his election at the 2015 Annual General Meeting of Shareholders.
5 For Mr. Wagoner, includes 5,000 shares held in trust via a defined benefit account. Mr. Wagoner has sole voting and investment power with respect to these shares.
6 Ms. Wood has shared voting and investment power with respect to 64 shares.

# General Information Regarding the Annual General Meeting

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## Questions and answers about voting your common shares

**Q. Why did I receive this Proxy Statement?**

You have received these proxy materials because Invesco's Board of Directors is soliciting your proxy to vote your shares at the Annual General Meeting on May 14, 2015. This proxy statement includes information that is designed to assist you in voting your shares and information that we are required to provide to you under SEC rules.

**Q. What is a proxy?**

A "proxy" is a written authorization from you to another person that allows such person (the "proxy holder") to vote your shares on your behalf. The Board of Directors is asking you to allow any of the following persons to vote your shares at the Annual General Meeting: Ben F. Johnson III, Chairperson of the Board of Directors; Martin L. Flanagan, President and Chief Executive Officer; Loren M. Starr, Senior Managing Director and Chief Financial Officer; Colin D. Meadows, Senior Managing Director and Chief Administrative Officer and Kevin M. Carome, Senior Managing Director and General Counsel.

**Q. Why did I not receive my proxy materials in the mail?**

As permitted by rules of the SEC, Invesco is making this Proxy Statement and its Annual Report on Form 10-K for the fiscal year ended December 31, 2014 ("Annual Report") available to its shareholders electronically via the Internet. The "e-proxy" process expedites shareholders' receipt of proxy materials and lowers the costs and reduces the environmental impact of our Annual General Meeting.

On March 27, 2015, we mailed to shareholders of record as of the close of business on March 16, 2015 ("Record Date") a Notice of Internet Availability of Proxy Materials ("Notice") containing instructions on how to access this Proxy Statement, our Annual Report and other soliciting materials via the Internet. If you received a Notice by mail, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice instructs you on how to access and review all of the important information contained in the Proxy Statement and Annual Report. The Notice also instructs you on how you may submit your proxy. If you received a Notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions included in the Notice for requesting such materials.

**Q. If you are delivering proxy materials via the Internet, why did I receive my proxy materials in the mail?**

Certain regulations that apply to the Invesco 401(k) Plan and the Invesco Money Purchase Plan require us to send copies of the proxy materials to persons who have interests in Invesco common shares through participation in those plans. These individuals are not eligible to vote directly at the Annual General Meeting. They may, however, instruct the trustees or plan administrators of these plans how to vote the common shares represented by their interests.

**Q. Who is entitled to vote?**

Each holder of record of Invesco common shares on the Record Date for the Annual General Meeting is entitled to attend and vote at the Annual General Meeting.

**Q. What is the difference between holding shares as a "shareholder of record" and as a "beneficial owner"?**

- **Shareholders of Record.** You are a shareholder of record if at the close of business on the Record Date your shares were registered directly in your name with Computershare, our transfer agent.

- **Beneficial Owner.** You are a beneficial owner if at the close of business on the Record Date your shares were held by a brokerage firm or other nominee and not in your name. Being a beneficial owner means that, like most of our shareholders, your shares are held in "street name." As the beneficial owner, you have the right to direct your broker or nominee how to vote your shares by following the voting instructions your broker or other nominee provides. If you do not provide your broker or nominee with instructions on how to vote your shares, your broker or nominee will be able to vote your shares with respect to some of the proposals, but not all. Please see "What if I return a signed proxy or voting instruction card, but do not specify how my shares are to be voted?" below for additional information.

- Invesco has requested banks, brokerage firms and other nominees who hold Invesco common shares on behalf of beneficial owners of the common shares as of the close of business on the Record Date to forward the Notice to those beneficial owners. Invesco has agreed to pay the reasonable expenses of the banks, brokerage firms and other nominees for forwarding these materials.

### Q. How many votes do I have?

Every holder of a common share on the Record Date will be entitled to one vote per share for each Director to be elected at the Annual General Meeting and to one vote per share on each other matter presented at the Annual General Meeting. On the Record Date there were 431,064,514 common shares outstanding and entitled to vote at the Annual General Meeting.

### Q. What proposals are being presented at the Annual General Meeting?

Invesco intends to present proposals numbered one through three for shareholder consideration and voting at the Annual General Meeting. These proposals are for:

1 Election of four (4) members of the Board of Directors;

2 Advisory vote to approve the company's executive compensation; and

3 Appointment of PricewaterhouseCoopers LLP as the company's independent registered public accounting firm.

Other than the matters set forth in this Proxy Statement and matters incident to the conduct of the Annual General Meeting, Invesco does not know of any business or proposals to be considered at the Annual General Meeting. If any other business is proposed and properly presented at the Annual General Meeting, the proxies received from our shareholders give the proxy holders the authority to vote on such matter in their discretion.

### Q. How does the Board of Directors recommend that I vote?

The Board of Directors recommends that you vote:

- FOR the election of the four (4) directors nominated by our Board and named in this proxy statement;

- FOR the approval, on an advisory basis, of the compensation of our named executive officers; and

- FOR appointment of PricewaterhouseCoopers LLP as the company's independent registered public accounting firm.

### Q. How do I attend the Annual General Meeting?

All shareholders are invited to attend the Annual General Meeting. An admission ticket (or other proof of share ownership) and some form of government-issued photo identification (such as a valid driver's license or passport) will be required for admission to the Annual General Meeting. Only shareholders who own Invesco common shares as of the close of business on the Record Date and invited guests will be entitled to attend the meeting. An admission ticket will serve as verification of your ownership. Registration will begin at 12:00 p.m. Eastern Time and the Annual General Meeting will begin at 1:00 p.m. Eastern Time.

- If your Invesco shares are registered in your name and you received or accessed your proxy materials electronically via the Internet, click the appropriate box on the electronic proxy card or follow the telephone instructions when prompted and an admission ticket will be held for you at the check-in area at the Annual General Meeting.

- If you received your proxy materials by mail and voted by completing your proxy card and checked the box indicating that you plan to attend the meeting, an admission ticket will be held for you at the check-in area at the Annual General Meeting.

- If your Invesco shares are held in a bank or brokerage account, contact your bank or broker to obtain a written legal proxy in order to vote your shares at the meeting. If you do not obtain a legal proxy from your bank or broker, you will not be entitled to vote your shares, but you can still attend the Annual General Meeting if you bring a recent bank or brokerage statement showing that you owned Invesco common shares on March 16, 2015. You should report to the check-in area for admission to the Annual General Meeting.

**Q. How do I vote and what are the voting deadlines?**

You may vote your shares in person at the Annual General Meeting or by proxy. There are three ways to vote by proxy:

- Via the Internet: You can submit a proxy via the Internet until 11:59 p.m. Eastern Time on May 13, 2015, by accessing the web site at http://www.investorvote.com/IVZ and following the instructions you will find on the web site. Internet proxy submission is available 24 hours a day. You will be given the opportunity to confirm that your instructions have been properly recorded.

- By Telephone: You can submit a proxy by telephone until 11:59 p.m. Eastern Time on May 13, 2015, by calling toll-free 1-800-652-VOTE (8683) (from the U.S. and Canada) and following the instructions.

- By Mail: If you have received your proxy materials by mail, you can vote by marking, dating and signing your proxy card and returning it by mail in the enclosed postage-paid envelope. If you hold your common shares in an account with a bank or broker (i.e., in "street name"), you can vote by following the instructions on the voting instruction card provided to you by your bank or broker. Proxy cards returned by mail must be received no later than the close of business on May 13, 2015.

**Even if you plan to be present at the Annual General Meeting, we encourage you to vote your common shares by proxy using one of the methods described above. Invesco shareholders of record who attend the meeting may vote their common shares in person, even though they have sent in proxies.**

**Q. What if my common shares are held in an Invesco retirement plan?**

For participants in the Invesco 401(k) Plan and the Invesco Money Purchase Plan (collectively, the "Retirement Plans"), your shares will be voted as you instruct the trustees or plan administrators of the Retirement Plans. There are three ways to vote: via the Internet, by telephone or by returning your voting instruction card. Please follow the instructions included on your voting instruction card on how to vote using one of the three methods. Your vote will serve as voting instructions to the trustees or plan administrators of the Retirement Plans for shares allocated to your account, as well as a proportionate share of any unallocated shares and unvoted shares. If you do not vote shares allocated to your account held in the Retirement Plans, the trustee or plan administrator will vote your shares in the same proportion as the shares for which instructions were received from all other holders of common shares in the Retirement Plan. You cannot vote your Retirement Plan shares in person at the meeting. **To allow sufficient time for voting by the trustees and plan administrators of the Retirement Plans, the trustees and plan administrators must receive your vote by no later than 5:00 p.m. Eastern Time on May 11, 2015.**

**Q. What if I hold restricted shares?**

For participants in the 2011 Global Equity Incentive Plan, 2010 Global Equity Incentive Plan (ST), the 2008 Global Equity Incentive Plan and Invesco Global Stock Plan who hold restricted share awards through the company's stock plan administrator, your restricted shares will be voted as you instruct the custodian for such shares, Invesco Ltd. (the "Custodian"). There are three ways to vote: via the Internet, by telephone or by returning your voting instruction card. Please follow the instructions included on your voting instruction card on how to vote using one of the three methods. Your vote will serve as voting instructions to the Custodian for your restricted shares. If you do not provide instructions regarding your restricted shares, the Custodian will not vote them. You cannot vote your restricted shares in person at the meeting. **To allow sufficient time for voting by the Custodian, the Custodian must receive your vote by no later than 11:59 p.m. Eastern Time on May 8, 2015.**

**Q. May I change or revoke my vote?**

Yes. You may change your vote in one of several ways at any time before it is cast:

- Grant a subsequent proxy via the Internet or telephone;
- Submit another proxy card (or voting instruction card) with a date later than your previously delivered proxy;
- Notify our Secretary in writing before the Annual General Meeting that you are revoking your proxy or, if you hold your shares in "street name," follow the instructions on the voting instruction card; or
- If you are a shareholder of record, or a beneficial owner with a proxy from the shareholder of record, vote in person at the Annual General Meeting.

**Q. What will happen if I do not vote my shares?**

- **Shareholders of record.** If you are the shareholder of record and you do not vote in person at the Annual General Meeting, or by proxy via the Internet, by telephone, or by mail, your shares will not be voted at the Annual General Meeting.
- **Beneficial owners.** If you are the beneficial owner of your shares, your broker or nominee may vote your shares only on those proposals on which it has discretion to vote. Under NYSE rules, your broker or nominee has discretion to vote your shares on routine matters, such as Proposal No. 3, but does not have discretion to vote your shares on non-routine matters, such as Proposals No. 1 and 2. Therefore, if you do not instruct your broker as to how to vote your shares on Proposals No. 1 or 2, this would be a "broker non-vote," and your shares would not be counted as having been voted on the applicable proposal. **We therefore strongly encourage you to instruct your broker or nominee on how you wish to vote your shares.**

**Q. What is the effect of a broker non-vote or abstention?**

Under NYSE rules, brokers or other nominees who hold shares for a beneficial owner have the discretion to vote on a limited number of routine proposals when they have not received voting instructions from the beneficial owner at least ten days prior to the Annual General Meeting. A "broker non-vote" occurs when a broker or other nominee does not receive such voting instructions and does not have the discretion to vote the shares. Pursuant to Bermuda law, broker non-votes and abstentions are not included in the determination of the common shares voting on such matter, but are counted for quorum purposes.

**Q. What if I return a signed proxy or voting instruction card, but do not specify how my shares are to be voted?**

- **Shareholders of record.** If you are a shareholder of record and you submit a proxy, but you do not provide voting instructions, all of your shares will be voted FOR Proposals No. 1, 2 and 3.
- **Beneficial owners.** If you are a beneficial owner and you do not provide the broker or other nominee that holds your shares with voting instructions, the broker or other nominee will determine if it has the discretionary authority to vote on the particular matter. Under NYSE rules, brokers and other nominees have the discretion to vote on routine matters, such as Proposal No. 3, but do not have discretion to vote on non-routine matters, such as Proposals No. 1 and 2. Therefore, if you do not provide voting instructions to your broker or other nominee, your broker or other nominee may only vote your shares on Proposal No. 3 and any other routine matters properly presented for a vote at the Annual General Meeting.

**Q. What does it mean if I receive more than one Notice of Internet Availability of Proxy Materials?**

It means you own Invesco common shares in more than one account, such as individually and jointly with your spouse. **Please vote all of your common shares**. Please see "Householding of Proxy Materials" below for information on how you may elect to receive only one Notice.

**Q. What is a quorum?**

A quorum is necessary to hold a valid meeting. The presence, in person, of two or more persons representing, in person or by proxy, more than fifty percent (50%) of the issued and outstanding common shares entitled to vote at the meeting as of the Record Date constitutes a quorum for the conduct of business.

**Q. What vote is required in order to approve each proposal?**

The affirmative vote of a majority of the votes cast on Proposals No. 1, 2 and 3 at the Annual General Meeting is required to approve such Proposals. Under our Bye-Laws, a majority of the votes cast means the number of shares voted "for" a proposal must exceed 50% of the votes cast with respect to such proposal. Votes "cast" include only votes cast with respect to shares present in person or represented by proxy and excludes broker non-votes and abstentions.

**Q. How will voting on any other business be conducted?**

Other than the matters set forth in this Proxy Statement and matters incident to the conduct of the Annual General Meeting, we do not know of any business or proposals to be considered at the Annual General Meeting. If any other business is proposed and properly presented at the Annual General Meeting, the persons named as proxies will vote on the matter in their discretion.

**Q. What happens if the Annual General Meeting is adjourned or postponed?**

Your proxy will still be effective and will be voted at the rescheduled Annual General Meeting. You will still be able to change or revoke your proxy until it is voted.

**Q. Who will count the votes?**

A representative of Computershare, our transfer agent, will act as the inspector of election and will tabulate the votes.

**Q. How can I find the results of the Annual General Meeting?**

Preliminary results will be announced at the Annual General Meeting. Final results will be published in a Current Report on Form 8-K that we will file with the SEC within four (4) business days after the Annual General Meeting.

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## Important additional information

### Costs of solicitation
The cost of solicitation of proxies will be paid by Invesco. We have retained Alliance Advisors LLC to solicit proxies for a fee of approximately $18,000 plus a reasonable amount to cover expenses. Proxies may also be solicited in person, by telephone or electronically by Invesco personnel who will not receive additional compensation for such solicitation. Copies of proxy materials and our Annual Report will be supplied to brokers and other nominees for the purpose of soliciting proxies from beneficial owners, and we will reimburse such brokers or other nominees for their reasonable expenses.

### Presentation of financial statements
In accordance with Section 84 of the Companies Act 1981 of Bermuda, Invesco's audited consolidated financial statements for the fiscal year ended December 31, 2014 will be presented at the Annual General Meeting. These statements have been approved by the Board. There is no requirement under Bermuda law that these statements be approved by shareholders, and no such approval will be sought at the Annual General Meeting.

### Registered and principal executive offices
The registered office of Invesco is located at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda. The principal executive office of Invesco is located at 1555 Peachtree Street N.E., Atlanta, Georgia 30309, and the telephone number there is 1-404-892-0896.

**Shareholder proposals for the 2016 annual general meeting**

In accordance with the rules established by the SEC, any shareholder proposal submitted pursuant to Rule 14a-8 under the Exchange Act intended for inclusion in the proxy statement for next year's annual general meeting of shareholders must be received by Invesco no later than 120 days before the anniversary of the date of this proxy statement (e.g., not later than November 28, 2015). Such proposals should be sent to our Secretary in writing to Invesco Ltd., Attn: Office of the Secretary, 1555 Peachtree Street N.E., Atlanta, Georgia 30309, or by facsimile to 404-962-8214. To be included in the Proxy Statement, the proposal must comply with the requirements as to form and substance established by the SEC and our Bye-Laws, and must be a proper subject for shareholder action under Bermuda law.

A shareholder may otherwise propose business for consideration or nominate persons for election to the Board in compliance with SEC proxy rules, Bermuda law, our Bye-Laws and other legal requirements, without seeking to have the proposal included in Invesco's proxy statement pursuant to Rule 14a-8 under the Exchange Act. Under our Bye-Laws, notice of such a proposal must generally be provided to our Secretary not less than 90 nor more than 120 days prior to the first anniversary of the preceding year's annual general meeting. The period under our Bye-Laws for receipt of such proposals for next year's meeting is thus from January 15, 2016 to February 14, 2016. (However, if the date of the annual general meeting is more than 30 days before or more than 60 days after such anniversary date, any notice by a shareholder of business or the nomination of directors for election or reelection to be brought before the annual general meeting to be timely must be so delivered (i) not earlier than the close of business on the 120th day prior to such annual general meeting and (ii) not later than the close of business on the later of (A) the 90th day prior to such annual general meeting and (B) the 10th day following the day on which public announcement of the date of such meeting is first made.) SEC rules permit proxy holders to vote proxies in their discretion in certain cases if the shareholder does not comply with these deadlines, and in certain other cases notwithstanding compliance with these deadlines.

In addition, §§79-80 of the Bermuda Companies Act allows shareholders holding at least 5% of the total voting rights or totaling 100 record holders (provided that they advance to the Company all expenses involved and comply with certain deadlines) to require Invesco (i) to give notice of any resolution that such shareholders can properly propose at the next annual general meeting and/or (ii) to circulate a statement regarding any proposed resolution or business to be conducted at a general meeting.

**United States Securities and Exchange Commission reports**

A copy of the company's Annual Report, including financial statements, for the fiscal year ended December 31, 2014, is being furnished concurrently herewith to all shareholders holding shares as of the Record Date. Please read it carefully.

Shareholders may obtain a copy of the Annual Report, without charge, by visiting the company's Web site at **www.invesco.com** or by submitting a request to our Secretary at: company.secretary@invesco.com or by writing Invesco Ltd., Attn: Office of the Secretary, 1555 Peachtree Street N.E., Atlanta, Georgia 30309. Upon request to our Secretary, the exhibits set forth on the exhibit index of the Annual Report may be made available at a reasonable charge (which will be limited to our reasonable expenses in furnishing such exhibits).

**Communications with the chairperson and non-executive directors**

Any interested party may communicate with the Chairperson of our Board or to our non-executive directors as a group at the following addresses:

E-mail: company.secretary@invesco.com
Fax: 404-962-8214
Mail: Invesco Ltd.
1555 Peachtree Street N.E.
Atlanta, Georgia 30309
Attn: Office of the Secretary

Communications will be distributed to the Board, or to any of the Board's committees or individual directors as appropriate, depending on the facts and circumstances of the communication. In that regard, the Invesco Board does not receive certain items which are unrelated to the duties and responsibilities of the Board.

In addition, the company maintains the Invesco Compliance Reporting Line for its employees or individuals outside the company to report complaints or concerns on an anonymous and confidential basis regarding questionable accounting, internal accounting controls or auditing matters and possible violations of the company's Code of Conduct or law. Further information about the Invesco Compliance Reporting Line is available on the company's Web site.

Non-employees may submit any complaint regarding accounting, internal accounting controls or auditing matters directly to the Audit Committee of the Board of Directors by sending a written communication to the address given below, by facsimile to 404-962-8214, or by e-mail to company.secretary@invesco.com:

Audit Committee
Invesco Ltd.
1555 Peachtree Street N.E.
Atlanta, Georgia 30309
Attn: Office of the General Counsel

**Householding of proxy materials**
The SEC has adopted rules that permit companies and intermediaries (such as banks and brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement and annual report addressed to those shareholders. This process, which is commonly referred to as "householding," potentially means extra convenience for shareholders and cost savings for companies.

A number of banks and brokers with account holders who are beneficial holders of the company's common shares will be householding the company's proxy materials or the Notice. Accordingly, a single copy of the proxy materials or Notice will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your bank or broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive separate proxy materials or copies of the Notice, please notify your bank or broker, or contact our Secretary at: company.secretary@invesco.com, or by mail to Invesco Ltd., Attn: Office of the Secretary, 1555 Peachtree Street N.E., Atlanta, Georgia 30309, or by facsimile to 404-962-8214, or by telephone to 404-892-0896. The company undertakes, upon oral or written request to the address or telephone number above, to deliver promptly a separate copy of the company's proxy materials or the Notice to a shareholder at a shared address to which a single copy of the applicable document was delivered. Shareholders who currently receive multiple copies of the proxy materials or the Notice at their address and would like to request householding of their communications should contact their bank or broker or the company's Investor Relations Department at the contact address and telephone number provided above.

# Appendix A

## AUM ranking disclosure

Our AUM ranking data excludes passive products, closed-end funds, private equity limited partnerships, non-discretionary funds, unit investment trusts, fund of funds with component funds managed by Invesco, stable value building block funds and consolidated debt obligatory. Certain funds and products were excluded from the analysis because of limited benchmark or peer group data. Had these been available, results may have been different.

2014 data is as of 12/31/2014. The 2014 data includes 60% of total Invesco AUM for 1-year ranking, 60% of total Invesco AUM for three-year ranking and 60% of total Invesco AUM for 5-year ranking. 2014 results are preliminary and subject to revision.

Peer group rankings are sourced from a widely-used third party ranking agency in each fund's market (Lipper, Morningstar, IMA, Russell, Mercer, eVestment Alliance, SITCA, Value Research) and asset-weighted in USD. Rankings are as of prior quarter-end for most institutional products and prior month-end for Australian retail funds due to their late release by third parties. Rankings for the most representative fund in each global investment performance standards ("GIPS") composite are applied to all products within each GIPS composite. Performance assumes the reinvestment of dividends. Past performance is not indicative of future results and may not reflect an investor's experience.